Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

BAUSCH & LOMB INCORPORATED,

INGA ACQUISITION CORPORATION

and

ISTA PHARMACEUTICALS, INC.

Dated as of March 26, 2012

TABLE OF CONTENTS

ARTICLE I THE MERGER	1
1.1 The Merger	1
1.2 Effective Time of the Merger	1
1.3 Closing	2
1.4 Effects of the Merger	2
1.5 Directors and Officers of the Surviving Corporation	2

ARTICLE II EFFECT OF THE MERGER ON CAPITAL STOCK AND OTHER SECURITIES OF THE COMPANY	3
2.1 Conversion of Capital Stock	3
2.2 Exchange of Certificates	3
2.3 Company Stock Plans	6
2.4 Dissenting Shares	8
2.5 Warrants	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	9
3.1 Organization, Standing and Power	9
3.2 Capitalization	11
3.3 Subsidiaries	13
3.4 Authority; No Conflict; Required Filings and Consents	14
3.5 SEC Filings; Financial Statements; Information Provided	16
3.6 No Undisclosed Liabilities	18
3.7 Absence of Certain Changes or Events	18
3.8 Taxes	18
3.9 Owned and Leased Real Properties; Other Property	20
3.10 Intellectual Property	21
3.11 Contracts	22
3.12 Litigation	24
3.13 Environmental Matters	25
3.14 Employee Benefit Plans	26
3.15 Compliance With Laws	28
3.16 Permits	29
3.17 Labor Matters	30
3.18 Insurance	30
3.19 Government Contracts	30
3.20 Opinion of Financial Advisor	31
3.21 Section 203 of the DGCL	31
3.22 Rights Agreement	31
3.23 Brokers	31
3.24 Affiliate Transactions	32

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB	32
4.1 Organization, Standing and Power	32
4.2 Authority; No Conflict; Required Filings and Consents	32

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4.3 Information Provided	33
4.4 Absence of Litigation	33
4.5 Operations of Merger Sub	34
4.6 Section 203 of the DGCL	34
4.7 Financing	34
4.8 Agreements with Company Stockholders, Directors, Officers and Employees	34
4.9 Brokers	34
4.10 No Other Information	34
4.11 Access to Information; Disclaimer	34

ARTICLE V CONDUCT OF BUSINESS	35
5.1 Covenants of the Company	35
5.2 Confidentiality	38
5.3 Merger Sub Stockholder Approval	38

ARTICLE VI ADDITIONAL AGREEMENTS	38
6.1 No Solicitation	38
6.2 Proxy Statement	42
6.3 Nasdaq Stock Market Quotation and Registration Rights Agreement	43
6.4 Access to Information	43
6.5 Stockholders Meeting	44
6.6 Legal Conditions to the Merger	44
6.7 Public Disclosure	47
6.8 Indemnification	47
6.9 Notification of Certain Matters	49
6.10 Exemption from Liability Under Section 16(b)	49
6.11 Service Credit	50
6.12 Company Director and Employee Arrangements	51
6.13 Company Indebtedness	51
6.14 Takeover Statutes	51
6.15 Director Resignations	51

ARTICLE VII CONDITIONS TO MERGER	51
7.1 Conditions to Each Party’s Obligation To Effect the Merger	51
7.2 Conditions to Obligations of the Parent and Merger Sub	52
7.3 Conditions to Obligations of the Company	53
7.4 Frustration of Closing Conditions	53

ARTICLE VIII TERMINATION AND AMENDMENT	53
8.1 Termination	53
8.2 Effect of Termination	55
8.3 Fees and Expenses	55
8.4 Amendment	57
8.5 Extension; Waiver	57

ARTICLE IX MISCELLANEOUS	58
9.1 Nonsurvival of Representations, Warranties and Agreements	58

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9.2 Notices	58
9.3 Entire Agreement	59
9.4 No Third Party Beneficiaries	59
9.5 Assignment	59
9.6 Severability	60
9.7 Counterparts and Signature	60
9.8 Interpretation	60
9.9 Governing Law	60
9.10 Remedies	61
9.11 Submission to Jurisdiction	61
9.12 WAIVER OF JURY TRIAL	62
9.13 Disclosure Letters	62
9.14 Company’s Knowledge	62
9.15 Parent Obligations	62

Exhibit A Form of Warrant Letters
Exhibit B Form of Certificate of Incorporation
Exhibit C Form of Rights Plan Amendment

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TABLE OF DEFINED TERMS

Terms	Reference in Agreement
Acquisition Proposal	Section 6.1(h)
Affiliate	Section 3.2(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.1(c)(ii)
Antitrust Laws	Section 6.6(b)
Antitrust Order	Section 6.6(b)
Bankruptcy and Equity Exception	Section 3.4(a)
Business Day	Section 1.3
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.2
Closing	Section 1.3
Closing Date	Section 1.3
Code	Section 2.2(f)
Company	Preamble
Company Adverse Recommendation Change	Section 6.1(c)(i)
Company Balance Sheet	Section 3.5(b)
Company Board	Recitals
Company Board Recommendation	Section 3.4(a)
Company Common Stock	Section 2.1
Company Disclosure Letter	Article III
Company Employee Plans	Section 3.14(b)
Company ESPP	Section 2.3(e)
Company ESPP Rights	Section 2.3(e)
Company Intellectual Property	Section 3.10(b)
Company Leases	Section 3.9(b)
Company Material Adverse Effect	Section 3.1
Company Material Contracts	Section 3.11(a)
Company Meeting	Section 3.4(d)
Company Permits	Section 3.16
Company Preferred Stock	Section 3.2(a)
Company Products	Section 3.15(b)
Company Related Parties	Section 8.3(c)
Company Rights Plan	Section 3.2(c)
Company SEC Reports	Section 3.5(a)
Company Specified Representations	Section 7.2(a)
Company Stock Options	Section 2.3(b)(i)
Company Stock Plans	Section 2.3(b)(i)
Company Stockholder Approval	Section 3.4(a)
Company Voting Proposal	Section 3.4(a)
Company Warrants	Recitals
Company’s Knowledge	Section 9.14
Confidentiality Agreement	Section 5.2

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Terms	Reference in Agreement
Continuing Employees	Section 6.11
Contract	Section 3.4(b)
Credit Facility	Section 4.7
Debt Financing	Section 8.4
DGCL	Recitals
Dissenting Shares	Section 2.4(a)
Divestiture Action	Section 6.6(c)
DOL	Section 3.14(c)
Effective Time	Section 1.2
Employee Benefit Plan	Section 3.14(b)
Environmental Law	Section 3.13(d)
ERISA	Section 3.14(b)
ERISA Affiliate	Section 3.14(b)
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
FDA	Section 3.1(h)
Filed Company SEC Reports	Article III
Financing Sources	Section 8.4
GAAP	Section 3.5(b)
Government Contract	Section 3.19
Governmental Entity	Section 3.4(b)
Hazardous Substance	Section 3.13(e)
HSR Act	Section 3.4(c)
In-the-Money Company Stock Option	Section 2.3(b)(ii)
Indebtedness	Section 3.11(a)(vii)
Indemnified Parties	Section 6.8(a)
Intellectual Property	Section 3.10(a)
IRS	Section 3.14(c)
Laws	Section 3.15(a)
Legal Proceeding	Section 3.12
Liens	Section 3.4(b)
MAE Burdensome Condition	Section 6.6(c)
Maximum Premium	Section 6.8(c)
Merger	Section 1.1
Merger Consideration	Section 2.1(c)
Merger Sub	Preamble
Merger Sub Stockholder Approval	Section 4.2(a)
Notice of Acquisition Proposal	Section 6.1(e)
Option Consideration	Section 2.3(c)
Order	Section 3.12
Ordinary Course of Business	Section 3.6
Outside Date	Section 8.1(b)

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Terms	Reference in Agreement
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Employee Plan	Section 6.11
Parent Material Adverse Effect	Section 4.1
Parent Related Parties	Section 8.3(c)
Parent Specified Representations	Section 7.3(a)
Person	Section 2.2(b)
Pre-Closing Period	Section 5.1
Proxy Statement	Section 3.5(e)
Required Company Stockholder Vote	Section 3.4(d)
Representatives	Section 6.1(a)
Restricted Share	Section 2.3(a)
Revolving Credit Agreement	Section 5.1(g)
Sarbanes-Oxley Act	Section 3.5(c)
SEC	Section 1.3
Securities Act	Section 3.2(c)
Specified Time	Section 6.1(a)
Subsidiary	Section 3.3(a)
Superior Proposal	Section 6.1(h)
Surviving Corporation	Section 1.4
Tax Returns	Section 3.8(m)
Taxes	Section 3.8(m)
Termination Fee	Section 8.3(b)
Third Party Intellectual Property	Section 3.10(b)
Uncertificated Shares	Section 2.1(c)
Warrant Letters	Recitals

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of March 26, 2012, by and among Bausch & Lomb Incorporated, a New York corporation (the “Parent”), Inga Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company being the survivor of such merger in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), as a result of which the Company will become a wholly-owned subsidiary of the Parent;

WHEREAS, the Board of Directors of the Company (together with any duly constituted and authorized committee thereof, the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (as defined below) and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, prior to the date hereof, the Company has entered into letter agreements (collectively, the “Warrant Letters”) in the form attached as Exhibit A hereto with all of the holders of warrants to purchase Company Common Stock (as defined below) (collectively, the “Company Warrants”); and

WHEREAS, the Boards of Directors of each of the Parent and Merger Sub have unanimously approved this Agreement and declared it advisable that the Parent and Merger Sub, respectively, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into the Company (the “Merger”) at the Effective Time.

1.2 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing, the Parent and the Company shall jointly prepare, and immediately following the Closing the Company shall cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed to by the Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

1.3 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on a date to be specified by the Parent and the Company (the “Closing Date”), which shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, unless another date, place or time is agreed to in writing by the Parent and the Company. For purposes of this Agreement, a “Business Day” shall be any day on which the principal offices of the United States Securities and Exchange Commission (the “SEC”) in Washington, DC are open to accept filings other than a day on which banking institutions located in Los Angeles, California or New York, New York are permitted or required by Law to remain closed.

1.4 Effects of the Merger. At the Effective Time (a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, with the Company, following the Effective Time, continuing as the surviving corporation of the Merger (the Company, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form of the certificate of incorporation attached hereto as Exhibit B, and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until further amended in accordance with the DGCL. In addition, subject to Section 6.8(b), the Parent shall cause the by-laws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the by-laws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such by-laws shall be the by-laws of the Surviving Corporation, until further amended in accordance with the DGCL. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL, including Section 259 thereof.

1.5 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK AND OTHER SECURITIES OF THE COMPANY

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any further action on the part of the Parent, Merger Sub, the Company or the holder of any shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) or capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are owned by the Company as treasury stock or by any wholly- owned Subsidiary of the Company and any shares of Company Common Stock owned by the Parent, Merger Sub or any other wholly-owned Subsidiary of the Parent immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock of the Parent or other consideration shall be delivered in exchange therefor.

(c) Merger Consideration for Company Common Stock. Subject to Section 2.2, each share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to $9.10, without interest thereon (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and (ii) uncertificated shares which immediately prior to the Effective Time represented any such shares of Company Common Stock (the “Uncertificated Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(c) upon the surrender of such Certificate or Uncertificated Shares in accordance with Section 2.2, without interest.

(d) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Company Common Stock for the Merger Consideration pursuant to the Merger are as follows:

(a) Exchange Agent. At or prior to the Effective Time, the Parent shall deposit with a bank or trust company designated by the Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for payment through the Exchange Agent in accordance with this Section 2.2, cash in an amount sufficient to make payment of the Merger Consideration pursuant to Section 2.1(c) in exchange for all of the outstanding shares of Company Common Stock (the “Exchange Fund”) (for the avoidance of doubt, such amounts shall only include amounts sufficient to make payment for shares of Company Common Stock issued and outstanding at the Effective Time and not any securities of the Company exchangeable or exercisable for shares of Company Common Stock). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Exchange Agent as directed by the Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available); provided, however, that no gain or loss thereon shall affect the amounts payable hereunder and the Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy the Parent’s obligation to pay the Merger Consideration under this Agreement. Any interest and other income resulting from such investments (net of any losses) shall be paid to the Parent pursuant to Section 2.2(d). In the event of any losses to the Exchange Fund from any investment such that the Exchange Fund is diminished below the level required for the Exchange Agent to make prompt cash payments as required under Section 2.2(b), the Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional cash into the Exchange Fund to the extent necessary to reimburse the Exchange Agent for any such investment losses.

(b) Exchange Procedures. Promptly (and in any event within three Business Days) after the Effective Time, the Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and each holder of record of Uncertificated Shares (i) a letter of transmittal in customary form and (ii) in the case of a holder of Certificates, instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect thereto. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled. Upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Uncertificated Shares shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, and the transferred Uncertificated Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of Certificates or Uncertificated Shares. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be paid to an individual, corporation, limited liability company, partnership, association, trust or other entity, including a Governmental Entity (“Person”) other than the Person in whose name the Certificate or Uncertificated Shares are registered, if, in the case of shares represented by a Certificate, such Certificate is presented to the Exchange Agent, and in each case the transferor provides to the Exchange Agent (i) all documents required to evidence and effect such transfer and (ii) evidence reasonably satisfactory to the Surviving Corporation that any applicable stock transfer or other Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate and all Uncertificated Shares (other than Certificates or Uncertificated Shares representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Section 2.2.

(c) No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender of Certificates and cancellation of Uncertificated Shares in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates and Uncertificated Shares, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.2(d) below, if, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time (including all interest and other income received by the Exchange Agent in respect of all funds made available to it) shall be delivered to the Parent, upon demand, and any holder of Company Common Stock who has not previously complied with this Section 2.2 shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as a general creditor thereof with respect to the payment of any Merger Consideration, without interest. Any portion of the Exchange Fund remaining unclaimed at such time as it would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) No Liability. To the extent permitted by applicable Law, none of the Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding Rights. Each of the Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement, including to any holder of shares of Company Common Stock, Company Stock Options or Company Warrants, such amounts as it reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld, such amounts (i) shall be remitted by the Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless the Parent, the Surviving Corporation and the Exchange Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by the Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

2.3 Company Stock Plans.

(a) Immediately prior to the Effective Time, each share of Company Common Stock granted subject to time-based, performance or other vesting or lapse restrictions pursuant to any Company Stock Plan (as defined in Section 2.3(b) below) (each, a “Restricted Share”), that is outstanding and subject to such restrictions immediately prior to the Effective Time shall automatically vest, and the Company’s reacquisition right with respect to each Restricted Share shall lapse, and the holder thereof shall, subject to this Article II (including Section 2.2(f)), be entitled to receive the Merger Consideration with respect to each such Restricted Share.

(b) The Company shall take such action as shall be required:

(i) to cause the vesting of any unvested options to purchase Company Common Stock (“Company Stock Options”) or any stock appreciation right granted under any stock option plans or other equity-related plans of the Company (the “Company Stock Plans”) to be accelerated in full effective immediately prior to the Effective Time; and

(ii) to cause, pursuant to the Company Stock Plans, each outstanding Company Stock Option with a per share exercise price less than the Merger Consideration per share of Company Common Stock (an “In-the-Money Company Stock Option”) and each stock appreciation right to represent as of the Effective Time solely the right to receive, in accordance with this Section 2.3 (and subject to Section 2.2(f)), a lump sum cash payment in the amount of the Option Consideration, if any, with respect to such In-the-Money Company Stock Option or stock appreciation right and to be cancelled and to no longer represent the right to purchase Company Common Stock or any other equity security of the Company, the Parent, the Surviving Corporation or any other Person or any other consideration, as applicable. Each Company Stock Option outstanding and unexercised as of immediately prior to the Effective Time that is not an In-the-Money Company Stock Option will automatically and without any required action on the part of the holder thereof, be cancelled as of the Effective Time without any consideration payable in respect thereof, and will have no further force or effect.

(c) Each holder of an In-the-Money Company Stock Option or stock appreciation right so cancelled shall receive from the Surviving Corporation, in respect and in consideration of each such In-the-Money-Company Stock Option or stock appreciation right, as soon as practicable following the Effective Time (but in any event not later than the next regularly scheduled payroll cycle), an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of (A) the Merger Consideration per share of Company Common Stock over (B) the exercise price per share of Company Common Stock subject to such In-the-Money Company Stock Option or stock appreciation right, as applicable, multiplied by (ii) the total number of shares of Company Common Stock subject to such In-the-Money Company Stock Option (whether or not then vested or exercisable) or stock appreciation right, as applicable, without any interest thereon (the “Option Consideration”).

(d) Following the execution of this Agreement, if and as required by the Company Stock Plans, the Company shall mail to each person who is a holder of Company Stock Options a letter describing the treatment of and payment for such Company Stock Options pursuant to this Section 2.3 and providing instructions for use in obtaining payment for such Company Stock Options. The Surviving Corporation shall at all times from and after the Effective Time maintain sufficient liquid funds to satisfy its obligations to holders of Company Stock Options pursuant to this Section 2.3.

(e) If the Effective Time occurs on or before the “Purchase Date” relating to the applicable “Offering Period” (as such terms are defined in the Company ESPP) in effect as of the date of this Agreement and there are rights to purchase Company Common Stock (“Company ESPP Rights”) then outstanding with respect to such Offering Period, the Company Board shall, prior to the Effective Time, take such actions as are necessary to provide that all outstanding Company ESPP Rights shall be cancelled as of the Effective Time, provided that notice of such cancellation shall be given to each holder of a Company ESPP Right, and each holder of a Company ESPP Right shall have the right to exercise such Company ESPP Right in full on the Closing Date (or, if not practicable, on the Business Day immediately preceding the Closing Date) based on payroll deductions then credited to his or her account as of a date determined by the Company Board, which date shall not be less than ten (10) days preceding the Closing Date. If the Effective Time occurs after the “Purchase Date” relating to the applicable “Plan Period” in effect as of the date of this Agreement (e.g., a new Offering Period has commenced), the Company Board shall terminate the Company ESPP as of a date prior to the Closing Date and, as promptly as reasonably practicable following such termination, all payroll deductions pursuant to the Company ESPP shall be paid out to the participating employees under the Company ESPP. In any event, the Company Board shall terminate the Company ESPP prior to the Effective Time. As used in this Agreement, “Company ESPP” means the Company’s 2009 Employee Stock Purchase Plan.

2.4 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall, subject to Section 2.4(b), not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect appraisal rights under the DGCL, a withdrawal of demand for appraisal rights or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be treated as if they had been, as of the Effective Time, converted into, and shall represent only the right to receive, the Merger Consideration in accordance with Section 2.1, without interest thereon, upon surrender of the Certificate or Uncertificated Shares formerly representing such shares.

(c) The Company shall give the Parent: (i) prompt notice of any written demand for appraisal pursuant to the DGCL received by the Company prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company pursuant to the DGCL prior to the Effective Time that relates to such demand; and (ii) notice of, and the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Prior to the Effective Time, the Company shall not make any payment or settle, or make any settlement offer or approve any withdrawal with respect to any such demand, notice or instrument (or agree or commit to do any of the foregoing) unless the Parent shall have given its prior written consent to such payment, settlement, settlement offer or withdrawal.

2.5 Warrants. The Company shall give notice of the transactions contemplated by this Agreement to the holders of Company Warrants as required pursuant to the terms of the Company Warrants. At the Effective Time, (a) any holder of a Company Warrant having properly elected to require an “Early Termination Upon Major Transaction” shall be entitled to receive the “Major Transaction Warrant Early Termination Price” (each term as defined under the Company Warrants) in accordance with the terms and conditions of the Company Warrants and (b) any Company Warrant in respect of which a holder has not properly elected to require an “Early Termination Upon Major Transaction” (or has revoked or attempted to revoke such election) shall no longer be exercisable for Company Common Stock but shall thereafter be exercisable solely for an amount of cash equal to the Merger Consideration that would have been payable in respect of the number of shares of Company Common Stock that the holder of such Company Warrant would have received had such holder exercised such Company Warrant immediately prior to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent and Merger Sub that the statements contained in this Article III are true and correct, except as (i) set forth herein or in the disclosure letter delivered by the Company to the Parent and Merger Sub and dated as of the date of this Agreement (the “Company Disclosure Letter”) or (ii) disclosed (including through any incorporation by reference) in any Company SEC Report filed on or after January 1, 2010 and prior to the date hereof (the “Filed Company SEC Reports”), other than disclosure in the “Risk Factors” and “Forward Looking Statements” sections of the Filed Company SEC Reports (except to the extent such information contained in the “Risk Factors” sections thereof consists of factual historical statements).

3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect. For purposes of this Agreement, the term “Company Material Adverse Effect” means any effect, change, event, circumstance or development that, in each case, is or would be reasonably likely to be materially adverse with respect to, or has or would be reasonably likely to have a material adverse effect on, the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following or any effect, change, event, circumstance or development arising out of or resulting from any of the following, shall constitute, or shall be considered in determining whether there has occurred, or would be reasonably likely to occur, a Company Material Adverse Effect:

(a) a change in general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) a change in conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Company operates, including (i) changes in interest rates in the United States or any other country or region in the world in which the Company operates and changes in exchange rates for the currencies of any such countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world in which the Company operates;

(c) a change in conditions (or changes in such conditions) in the industries or markets in which the Company and its Subsidiaries operate;

(d) a change in political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world;

(f) the announcement of this Agreement and the pendency of the transactions contemplated hereby, including (i) the loss or departure of officers or other employees of the Company or any of its Subsidiaries, (ii) the termination of (or failure to enter into or renew) any Contracts of the Company or any of its Subsidiaries with any of its customers, suppliers, distributors or other business partners and (iii) any decline in the Company’s or any of its Subsidiaries’ customer bookings, in each case described in any of the foregoing clauses (i), (ii) or (iii) to the extent arising out of or resulting from the announcement of this Agreement and the pendency of the transactions contemplated hereby;

(g) (i) any actions taken by the Company or any of its Subsidiaries at the request of the Parent or (ii) the failure by the Company or any of its Subsidiaries to take any action prohibited by this Agreement, provided the Company has requested the consent of the Parent to take such action and the Parent has withheld such consent;

(h) changes in Law or other legal or regulatory conditions, including rules, regulations and administrative policies of the United States Food and Drug Administration or any successor thereto (“FDA”), or the interpretation thereof, or changes in GAAP or other accounting standards, or the interpretation thereof;

(i) any filing of a paragraph IV certification relating to BROMDAY, any patent litigation initiated by the Company or any of its Subsidiaries against any such paragraph IV filer or any patent litigation initiated against the Company or any of its Subsidiaries with respect to BROMDAY;

(j) (i) the dispute between the Company, on the one hand, and AcSentient, Inc. and AcSentient II, LLC, on the other hand, concerning the bromfenac royalty obligations under the Asset Purchase Agreement dated May 3, 2002 between the Company and AcSentient, Inc. or (ii) any action, suit, proceeding, claim, arbitration or investigation arising out of or in connection with subpoenas received by the Company in April 2008 from the office of the U.S. Attorney for the Western District of New York requesting information regarding the marketing activities related to XIBROM;

(k) any fees or expenses incurred in connection with the transactions contemplated by this Agreement to the extent specified or referenced in the Company Disclosure Letter;

(l) any (i) changes in the Company’s stock price or the trading volume of the Company’s stock, (ii) failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, (iii) failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or (iv) failure by the Company to meet any product development target or milestone, whether such target or milestone is internal or publicly announced (including those referred to in the press release issued by the Company on January 4, 2012 or set forth in the 2012 Guidance and Pipeline Update, dated January 4, 2012, and filed as an exhibit to the Company’s Current Report on Form 8-K, dated and filed on January 4, 2012) (but in each case described in any of the foregoing clauses (i), (ii), (iii) or (iv), the underlying cause of such changes or failures may be considered, unless such underlying causes would otherwise be excepted from this definition); and

(m) any legal proceedings brought by any current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any action taken by the Company or the Company Board in connection with this Agreement;

provided, further, that none of the foregoing clauses (a), (c), (d), (e) and (h) shall exclude any effect, change, event, circumstance or development to the extent such effect, change, event, circumstance or development impacts the Company and its Subsidiaries in a materially disproportionate manner relative to other companies in the industries or markets in which the Company and its Subsidiaries operate (and any such effect, change, event, circumstance or development shall be taken into account to the extent impacting the Company and its Subsidiaries in a materially disproportionate manner relative to other companies in the industries or markets in which the Company and its Subsidiaries operate in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur).

3.2 Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share, 1,000,000 shares of which have been designated as Series A Participating Preferred Stock, $0.001 par value per share (“Company Preferred Stock”). The rights and privileges of each class of the Company’s capital stock are as set forth in the Company’s certificate of incorporation. As of the close of business on March 23, 2012, (i) 41,903,778 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company as treasury shares and (iii) no shares of Company Preferred Stock were issued or outstanding.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on March 23, 2012, of all outstanding Company Stock Options (other than Company ESPP Rights), indicating with respect to each such Company Stock Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant, and of all outstanding Restricted Shares, indicating with respect to each such Restricted Share, the name of the holder thereof, and the date of grant. The Company has made available to the Parent complete and accurate copies of all Company Stock Plans, the forms of all stock option agreements evidencing Company Stock Options and the forms of all agreements evidencing Restricted Shares.

(c) Except (i) as set forth in this Section 3.2, (ii) as reserved for future grants under Company Stock Plans (including the Company ESPP), (iii) Company ESPP Rights and (iv) the rights to purchase one one-thousandth of a share of Company Preferred Stock issued and issuable under the Preferred Stock Rights Agreement, dated January 12, 2012, by and between the Company and Computershare Trust Company, N.A. (the “Company Rights Plan”), as of the date of this Agreement, (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right or agreement. The Company does not have any other outstanding equity compensation arrangements relating to the capital stock of the Company. Neither the Company nor any of its Subsidiaries is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity interests of the Company. For purposes of this Agreement, except for Section 4.6, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933 (the “Securities Act”). Except as contemplated by this Agreement or referred to in this Section 3.2, and except to the extent arising pursuant to applicable state takeover or similar laws, there are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other similar agreement to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company.

(d) All outstanding shares of Company Common Stock (including Restricted Shares) are, and all shares of Company Common Stock subject to issuance as specified in Section 3.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable in accordance with applicable Laws and the terms of any applicable Company Stock Plans and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s certificate of incorporation or by-laws or any agreement to which the Company is a party or is otherwise bound.

(e) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries or to provide funds to the Company or any Subsidiary of the Company for any such purpose other than as provided in award agreements relating to Company Stock Options or Restricted Shares as they relate to using shares of Company Common Stock to pay income Taxes.

(f) Pursuant to the terms of the Company Warrants and the Warrant Letters, at the Effective Time, any Company Warrant in respect of which a holder has not properly elected to require an “Early Termination Upon Major Transaction” (or has revoked or attempted to revoke such election) shall no longer be exercisable for Company Common Stock but shall thereafter be exercisable in accordance with the terms of the Company Warrants solely for cash in an amount equal to the Merger Consideration that would have been payable in respect of the number of shares of Company Common Stock that the holder of such Company Warrant would have received had such holder effected a cash exercise of such Company Warrant immediately prior to the Effective Time.

(g) The Company has made available to the Parent prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Company and each of its Subsidiaries, including all amendments thereto, as in effect on the date hereof, and such certificates of incorporation, bylaws or other charter and organizational documents are in full force and effect. The Company has made available to the Parent prior to the date of this Agreement accurate and complete copies of the minutes of the meetings of the Company Board and any committees thereof (including special committees) from and after January 1, 2010 through the date of this Agreement, and such minutes reflect a true and materially complete summary of all such meetings.

3.3 Subsidiaries.

(a) Section 3.3 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (i) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (ii) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

(b) Each Subsidiary of the Company is duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its organization, has all requisite company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign company (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. Subsidiaries, all of which the Company has the power to cause to be transferred for no or nominal consideration to the Company or the Company’s designee) are owned, of record and beneficially, by the Company or another of its Subsidiaries free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company’s voting rights, charges or other encumbrances. There are no outstanding or authorized options, warrants, rights or agreements to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company. There are no outstanding equity compensation arrangements with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements with respect to the voting of any capital stock of any Subsidiary of the Company.

(c) The Company does not own (beneficially or otherwise) or control, directly or indirectly, any capital stock of any Person that is not a Subsidiary of the Company.

(d) Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future equity investment in or capital contribution to any other Person.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder and, subject, in the case of the Merger, to obtaining the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Voting Proposal” and such approval and adoption having been made in accordance with the DGCL, the “Company Stockholder Approval”) to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company Board, at a meeting duly called and held, unanimously (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement in accordance with the provisions of the DGCL, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement (the “Company Board Recommendation”), and (iv) adopted a resolution having the effect of causing the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement not to be subject to any state takeover law or similar law that might otherwise apply to such execution, delivery, performance or consummation; provided, however, that no representation or warranty is made in this clause (iv) with respect to Section 203 of the DGCL, which is addressed in Section 3.21. Assuming the accuracy of the representations and warranties of the Parent and Merger Sub in Section 4.6, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement or performance or compliance by the Company with any of the terms and conditions hereof shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of the Company or of the charter, by-laws, or other organizational document of any Subsidiary of the Company, (ii) subject to obtaining the Company Stockholder Approval (in the case of the Merger) and compliance with the requirements specified in clauses (i) through (v) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation, in each case issued, granted or promulgated by any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality (a “Governmental Entity”) and applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets or (iii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or trigger any additional payment obligations under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance (“Liens”) on the assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement, instrument or arrangement, whether written or oral (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of the Company’s or its Subsidiaries’ respective properties or assets (whether tangible or intangible) may be bound, except in the case of clauses (ii) and (iii) of this Section 3.4(b) for any such conflicts or violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other Antitrust Law, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) filings required under, and compliance with the requirements of, the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws and the rules and regulations of The Nasdaq Stock Market, (iv) the consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings set forth on Section 3.4(c) of the Company Disclosure Letter and (v) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not be reasonably likely to have a Company Material Adverse Effect.

(d) Assuming the accuracy of the representations and warranties of the Parent and Merger Sub in Section 4.6, the affirmative vote for adoption of the Company Voting

Proposal by the holders of at least a majority of the outstanding shares of Company Common Stock on the record date for the meeting of the Company’s stockholders (the “Company Meeting”) to consider the Company Voting Proposal (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary for the adoption of this Agreement. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

3.5 SEC Filings; Financial Statements; Information Provided.

(a) The Company has filed all registration statements, forms, certifications, reports and other documents required to be filed by the Company with the SEC since January 1, 2010. All such registration statements, forms, certifications, reports and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein, together with all exhibits and schedules thereto and documents incorporated by reference therein, as the “Company SEC Reports.” The Company SEC Reports (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (iii) did not or will not at the time they were or are filed or furnished (or with respect to Company SEC Reports first filed or furnished on or prior to the date of this Agreement, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply when filed as to form in all material respects with applicable requirements (including accounting requirements) and the published rules and regulations of the SEC with respect thereto, (ii) were or will when filed be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present when filed in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments as permitted by the SEC on Form 10-Q under the Exchange Act that will not be material in amount or effect. The Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Company SEC Reports, and the Company has not determined to or announced any intention to restate any financial statements contained in the Company SEC Reports. The consolidated, audited balance sheet of the Company as of December 31, 2011 is referred to herein as the “Company Balance Sheet.”

(c) The Company maintains, and at all times since January 1, 2010, has maintained, a system of disclosure controls and procedures that satisfy the requirements of Rule 13a-15 or 15d-15 under the Exchange Act and has established and maintains disclosure controls over financial reporting that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and include those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the fiscal year ended December 31, 2011, and, except as set forth in the Filed Company SEC Reports, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2011. Since January 1, 2010, to the Company’s Knowledge, the Company’s independent registered accountant has not identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or any of its Subsidiaries; (B) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing. Since January 1, 2010, the Company and each of its officers and directors have been and are in compliance in all material respects with (1) the applicable provisions of the Sarbanes-Oxley Act and (2) the applicable listing and other rules and regulations of The Nasdaq Stock Market.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Company’s Knowledge, none of the Company SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries.

(e) The proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company in connection with the Company Meeting relating to the adoption of this Agreement by the stockholders of the

Company shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, and shall not omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. The Proxy Statement will, at the time it is first filed with the SEC and first mailed to stockholders of the Company, comply in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made therein with respect to the Parent or Merger Sub based on information supplied in writing by or on behalf of the Parent or Merger Sub specifically for inclusion in the Proxy Statement.

3.6 No Undisclosed Liabilities. Except (i) as reflected on the Company Balance Sheet or disclosed in the footnotes thereto, (ii) for liabilities incurred in the ordinary course of business consistent with past practice (the “Ordinary Course of Business”) after the date of the Company Balance Sheet that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, (iii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and (iv) for liabilities that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect, the Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether or not required by GAAP to be reflected on a consolidated balance sheet or the notes thereto of the Company).

3.7 Absence of Certain Changes or Events. From the date of the Company Balance Sheet until the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and (b) there have not been (i) any effects, changes, events, circumstances or developments that, individually or in the aggregate, have had, or would be reasonably likely to have, a Company Material Adverse Effect or (ii) any other actions or events that would have required the consent of the Parent under Section 5.1 of this Agreement (other than paragraphs (b), (g), (h) and (l) of Section 5.1 and paragraph (q) of Section 5.1 as it relates to paragraphs (b), (g), (h) and (l) of Section 5.1) had such action or event occurred after the date of this Agreement.

3.8 Taxes.

(a) Each of the Company and its Subsidiaries has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were correct and complete, except for any failure to file or errors or omissions that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries has paid on a timely basis all Taxes (whether or not actually shown as due on such Tax Returns).

(c) All material Taxes that the Company or any of its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(d) The Company has delivered or made available to the Parent correct and complete copies of all Tax Returns of the Company and any Subsidiary relating to Taxes for all taxable periods ending after December 31, 2008 and on or prior to December 31, 2010.

(e) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company, (ii) has any liability for any Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, or pursuant to any contractual obligation, or (iii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(f) No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress. No claim has been made in writing by a Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation or required to file Tax Returns in that jurisdiction. Neither the Company nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(g) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by the Company or any Subsidiary in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

(h) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(i) There are no liens or other encumbrances with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries, other than with respect to Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings.

(j) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation section 1.6011-4(b)(2).

(k) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law).

(l) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Company or any of its Subsidiaries that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the transactions contemplated by this Agreement that would not be deductible pursuant to Section 280G of the Code.

(m) For purposes of this Agreement, (i) “Taxes” means any and all taxes and all other charges, fees, duties, contributions, levies, assessments or liabilities in the nature of a tax, including income, gross receipts, corporation, value-added, net worth, capital gains, documentary, recapture, alternative or add-on minimum, recording, excise, real property, personal property, sales, use, transfer, withholding, social security, business license, payroll, profits, severance, stamp, occupation, customs duties, franchise, and estimated taxes, imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof, and (ii) “Tax Returns” means any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto, filed with or submitted to any Governmental Entity.

3.9 Owned and Leased Real Properties; Other Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.9(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all real property leased, subleased, licensed or occupied pursuant to a similar arrangement by the Company or any of its Subsidiaries (collectively, including all amendments or modifications thereof, “Company Leases”), and the location of the premises. Each Company Lease is in full force and effect and has not been terminated or further amended or modified orally or in writing. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Lease is in material default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a material default under) any of the Company Leases. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any real property to any person other than the Company and its Subsidiaries. The Company has made available to the Parent complete and accurate copies of all Company Leases.

(c) With respect to the premises subject to any Company Lease, neither the Company nor any of its Subsidiaries has, since January 1, 2010, received written notice of (i) any building, zoning, environmental or other material violation, (ii) the commencement of any eminent domain proceedings or (iii) the commencement of any real estate tax enforcement proceedings, and all such premises are in all material respects in good order, condition and repair.

(d) All material items of equipment and other tangible assets owned by or leased to the Company or any of its Subsidiaries are in good and safe operating condition and repair in all material respects (ordinary wear and tear and ongoing maintenance excepted).

3.10 Intellectual Property.

(a) To the Company’s Knowledge, the Company and its Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all material Intellectual Property used in or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (in each case excluding generally commercially available, off-the-shelf software programs). For purposes of this Agreement, the term “Intellectual Property” means (i) patents, trademarks, service marks, trade names, domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, computer software programs and applications, and (iv) other tangible or intangible proprietary or confidential information and materials.

(b) The execution and delivery of this Agreement by the Company and the consummation of the Merger will not result in the breach of or loss of rights under, or create on behalf of any third party the right to terminate or modify, (i) any license, sublicense or other agreement relating to any Intellectual Property owned by the Company or any of its Subsidiaries that conveys an exclusive license or is otherwise material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted (the “Company Intellectual Property”), or (ii) any license, sublicense or other agreement to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party’s Intellectual Property on an exclusive basis or that is otherwise material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, excluding generally commercially available, off-the-shelf software programs (the “Third Party Intellectual Property”). The execution and delivery of this Agreement by the Company and the consummation of the Merger will not, as a result of any Contract to which the Company or any of its Subsidiaries is a party, result in the Parent, the Company or its Subsidiaries granting to any third party any rights or licenses to any Intellectual Property or the release or disclosure of any trade secrets that would not have been granted or released absent such execution or consummation.

(c) Section 3.10(c)(i) of the Company Disclosure Letter sets forth a complete and accurate list of all material U.S. and foreign issued patents and pending patent applications and registered trademarks, service marks, copyrights and domain names owned or co-owned by the Company or any of its Subsidiaries. Section 3.10(c)(ii)(A) of the Company Disclosure Letter sets forth a complete and accurate list of all material U.S. and foreign issued patents and pending patent applications and registered trademarks, service marks, copyrights and domain names material to the business of the Company and its Subsidiaries as currently conducted, licensed to the Company or any of its Subsidiaries, and Section 3.10(c)(ii)(B) of the Company Disclosure Letter sets forth a complete and accurate list of all other licenses for Company Intellectual Property or Third Party Intellectual Property.

(d) All items of Intellectual Property set forth in Section 3.10(c)(i) of the Company Disclosure Letter are subsisting and have not expired or been cancelled, all maintenance and renewal fees necessary to preserve such rights have been paid, and to the Company’s Knowledge, all such rights are valid and enforceable. To the Company’s knowledge all items of Intellectual Property set forth in Section 3.10(c)(ii)(A) of the Company Disclosure

Letter are subsisting and have not expired or been cancelled, all maintenance and renewal fees necessary to preserve such rights have been paid, and all such rights are valid and enforceable. To the Company’s Knowledge, the Company and its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of the Company Intellectual Property of a nature that the Company intends to keep confidential. To the Company’s Knowledge, no third party is infringing, violating or misappropriating any of the Company Intellectual Property, except for infringements, violations or misappropriations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(e) To the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, violate, conflict with or constitute a misappropriation of any Intellectual Property of any third party. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written claim or notice alleging any such infringement, violation or misappropriation.

(f) All former and current employees, consultants and contractors of the Company or its Subsidiaries who contribute or have contributed to the creation or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed written instruments that assign to the Company or relevant Subsidiary all right, title and interest in and to any such contributions.

(g) The Company’s and each of its Subsidiaries’ collection, storage, use and dissemination of personally identifiable information is and since January 1, 2010, has been in compliance in all material respects with all applicable Law, including Laws relating to privacy, data security and data protection, and all applicable privacy policies and terms of use or other contractual obligations applicable thereto. Since January 1, 2010, there have been no written allegations or claims received by the Company or any of its Subsidiaries from any Governmental Entity or any person of a breach of any such laws, policies or obligations. To the Company’s Knowledge, since January 1, 2010, there have been no material losses or thefts of any such information.

3.11 Contracts.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party or by which any of the assets of the Company or any of its Subsidiaries is bound as of the date of this Agreement:

(i) in connection with which or pursuant to which the Company and its Subsidiaries (A) are reasonably likely to spend or seek payment of more than $250,000 during the current fiscal year or during the next fiscal year or (B) have spent or sought payment of more than $250,000 during the 2011 fiscal year;

(ii) that prohibits or otherwise restricts the Company or any of its Subsidiaries (or, after consummation of the transactions contemplated by this Agreement, the Parent or any of its Affiliates) from freely engaging in any business (whether by means of a non-

compete obligation, grant of exclusive rights or otherwise), including the research, development and commercialization of products anywhere in the world or that contains any “most favored nation” or similar provisions granted by the Company or any of its Subsidiaries, exclusivity obligations imposed on the Company or any of its Subsidiaries or grants by the Company or any of its Subsidiaries of rights of first refusal, first offer or similar rights;

(iii) that is or would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of its Subsidiaries;

(iv) that is an employment or consulting agreement with any executive officer or other employee of the Company or any of its Subsidiaries or member of the Company Board earning an annual base salary from the Company or any of its Subsidiaries in excess of $150,000;

(v) that is a settlement agreement entered into after January 1, 2010 in respect of a Legal Proceeding, other than settlement agreements that only contemplate the making of a cash payment not in excess of $250,000;

(vi) with respect to the formation, creation, operation, management or control of a joint venture, strategic alliance, collaboration or co-promotion or requiring the Company or any of its Subsidiaries to reimburse any Person for research and development costs;

(vii) with respect to (A) indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (B) any obligations evidenced by notes, bonds, mortgages, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries (any obligation described in this clause (B) or the foregoing clause (A) being referred to herein as “Indebtedness”), (C) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (D) any obligations to any Person other than the Company or any of its Subsidiaries in respect of letters of credit and bankers’ acceptances, (E) any indebtedness to any Person other than the Company or any of its Subsidiaries under interest rate swap, hedging or similar agreements, (F) any obligations to pay to any Person other than the Company or any of its Subsidiaries the deferred purchase price of property or services, (G) indebtedness secured by any Lien on any property owned by the Company or any of its Subsidiaries even though the obligor has not assumed or otherwise become liable for the payment thereof, or (H) any guaranty of any such obligations described in clauses (A) through (G) of any Person other than the Company or any of its Subsidiaries, in each case, having an outstanding amount in excess of $250,000 individually or $750,000 in the aggregate;

(viii) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of (A) capital stock or other equity interests or (B) any other assets, in the case of clause (B) for aggregate consideration under such Contract (or series of related Contracts) in excess of $250,000 (other than acquisitions or dispositions of inventory, properties, rights, licenses and other assets in the Ordinary Course of Business);

(ix) prohibit (A) the payment of dividends or distributions in respect of the capital stock of, (B) the pledging of the capital stock of or (C) the issuance of any guaranty by, the Company or any of its Subsidiaries; or

(x) that is disclosed in Section 3.10(c)(ii) of the Company Disclosure Letter.

The Company has made available to the Parent a complete and accurate copy of each Company Material Contract, including any amendments or supplements thereto.

(b) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Company’s Knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries and, to the Company’s Knowledge, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries is in breach or default of any Company Material Contract, except where such breach or default, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect. There are no events or conditions that would result in the termination of or a right of termination or cancellation under any Company Material Contract, accelerate the performance of obligations required thereby, or result in the loss of any benefit thereunder or constitute (with or without notice or lapse of time, or both) a default or breach by the Company or any of its Subsidiaries, or to the Company’s Knowledge, on the part of any counterparty under such Company Material Contract, except as, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has entered into any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K that has not been disclosed in the Company SEC Reports.

3.12 Litigation. As of the date hereof, there is no action, suit, proceeding, claim, arbitration, audit or investigation (“Legal Proceeding”) pending or, to the Company’s Knowledge, threatened (a) against the Company, any of its Subsidiaries or any of the respective properties or assets of the Company or any of its Subsidiaries that (i) involves an amount in controversy in excess of $250,000, (ii) seeks material injunctive relief, (iii) seeks to impose any legal restraint on or prohibition against or limit the Company’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement (including by injunctive relief), (iv) would individually or in the aggregate reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement or the ability of the Company to perform its covenants and obligations under this Agreement, or (v) individually or in the aggregate, has had, or would be reasonably likely to have, a Company Material Adverse Effect or (b) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities as such). Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order, injunction, ruling, writ, decree or other finding (“Order”) that, individually or in the aggregate, (i) would prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement or the ability of the Company to perform its covenants and obligations under this Agreement or (ii) has had, or would be reasonably likely to have, a Company Material Adverse Effect. There are no internal investigations or internal inquiries that since January 1, 2010 and prior to the date hereof have been conducted by or at the direction of the Company Board (or any committee thereof) concerning any material financial, accounting or other material misfeasance or material malfeasance issues other than any such investigation that did not result in any material finding of any misfeasance or malfeasance.

3.13 Environmental Matters.

(a) Except for matters that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect, the Company and each of its Subsidiaries, the conduct of their business, and the ownership and operation of their properties and assets, has been, since January 1, 2010, and is in compliance with all applicable Environment Laws and neither the Company nor any of its Subsidiaries has, since January 1, 2010, received any written notice alleging any of them is not in compliance with applicable Environmental Laws.

(b) There is no Legal Proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries pursuant to Environmental Laws that, individually or in the aggregate, has had, or would be reasonably likely to have, a Company Material Adverse Effect. There are no material Orders outstanding against the Company or any of its Subsidiaries pursuant to Environmental Laws. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received an information request or notice of potential liability pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or similar Environmental Laws.

(c) There are no conditions or circumstances, including the release or presence of, or exposure to, any Hazardous Substance, reasonably anticipated to result in material liabilities or obligations to the Company or any of its Subsidiaries pursuant to Environmental Laws.

(d) For purposes of this Agreement, the term “Environmental Law” means any applicable law, regulation, order, decree or permit or other requirement of any governmental jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety, or natural resources, (ii) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor or wetlands protection.

(e) For purposes of this Agreement, the term “Hazardous Substance” means: (i) any substance that is regulated, subject of liability, or falls within the definition of a “pollutant,” contaminant,” “hazardous substance,” “toxic substance,” “hazardous waste,”

“hazardous material” or similar term, pursuant to any applicable Environmental Law; or (ii) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon.

3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Letter contains a list as of the date of this Agreement of all employees of the Company and each of its Subsidiaries whose annual rate of base compensation exceeds $100,000 per year, along with the position and the annual rate of base compensation of each such employee. Except as required by applicable Laws, the employment of each of the Company’s employees and any of its Subsidiaries is terminable by the Company or any of its Subsidiaries at will.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Employee Benefit Plans maintained, or contributed to, by the Company, any of the Company’s Subsidiaries or any of their ERISA Affiliates (together, the “Company Employee Plans”). For purposes of this Agreement, the following terms shall have the following meanings: (i) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written plan, agreement or arrangement involving direct or indirect compensation involving more than one person, including employment, consulting, health, insurance coverage, change in control, retention, salary, vacation, flexible benefits, fringe benefits, termination, severance, supplemental unemployment, disability, accident, medical, deferred compensation, profit sharing, bonuses, stock options, stock purchase, restricted stock unit, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, in any such case which is either: (A) sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries or an ERISA Affiliate, or (B) with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation, contingent or otherwise; (ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder; and (iii) “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or a Subsidiary, is treated as a single employer under Section 414(b) or (c) of the Code, or solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

(c) With respect to each Company Employee Plan, the Company has made available to the Parent a complete and accurate copy of (i) such Company Employee Plan, (ii) the two (2) most recent annual actuarial valuation, if any, and annual reports (Form 5500 and all schedules and financial statements attached thereto) filed with the Internal Revenue Service (the “IRS”),(iii) each trust agreement, group annuity contract and summary plan description and any material modifications , if any, relating to such Company Employee Plan, (iv) all material correspondence to or from the IRS, the United States Department of Labor (the “DOL”), the PBGC or any other Governmental Entity; and (v) a summary of any proposed amendments or changes committed to be made within the twelve (12) months following the date hereof.

(d) Each Company Employee Plan is being administered, in all material respects, in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms. With respect to any Company Employee Plan, (i) no actions, suits or claims by or on behalf of any Company Employee Plans or the assets, fiduciaries or administrators thereof (other than routine claims for benefits in the ordinary course) are pending or, to the Company’s Knowledge or any of its Subsidiaries, threatened, (ii) to the Company’s Knowledge or any of its Subsidiaries, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no breaches of fiduciary duty under which the Company or a fiduciary for whose indemnification the Company is responsible could reasonably be expected to incur a material liability have occurred, (iv) no non-exempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred, and (v) no administrative investigation, audit or other administrative proceeding by the DOL, the IRS or any other Governmental Entity are pending, in progress or, to the Company’s Knowledge, threatened.

(e) All Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked, revocation has not been threatened, the consummation of the transaction contemplated by this Agreement will not adversely affect such qualification, and to the Company’s Knowledge, no circumstances exist that would adversely affect such qualification. Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A) is in documentary and operational compliance in all material respects with Code Section 409A and the applicable guidance issued thereunder. The Company has performed in all material respects all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and, to the Company’s Knowledge or any of its Subsidiaries, there is no material default or violation by any other party to, any Company Employee Plan. There is no contract, agreement, arrangement or policy to which the Company, any of its Subsidiaries or any ERISA Affiliate is a party or by which it is bound to compensate any current or former employee of the Company or any Company Subsidiary for excise Taxes or other penalties paid pursuant to Section 409A.

(f) None of the Company, its Subsidiaries nor any of its ERISA Affiliates maintains, sponsors or contributes to, or has at any time in the past maintained, sponsored or contributed to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA). None of the Company Employee Plans is subject to Title IV or Section 302 of ERISA and none of the Company nor any of its ERISA Affiliates has incurred any direct or indirect liability under or by operation of Title IV or Section 302 of ERISA. None of the Company, its Subsidiaries nor any of its ERISA Affiliates has contributed to or otherwise has any obligation or liability in connection with any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(g) Neither the Company nor any of its Subsidiaries is a party to any (i) agreement with any stockholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement.

(h) Except to the extent required by or during the period of coverage under Section 4980B of the Code, neither the Company, its Subsidiaries nor any Company Employee Plan has any present or future obligation to make any payment to or to provide any health, life insurance or death benefits, or with respect to, any present or former employee, officer or director of the Company pursuant to any retiree medical benefit plan or other retiree welfare plan. To the Company’s Knowledge, there has been no communication to any employee, consultant or director of the Company or any Subsidiary that would reasonably be expected to promise or guarantee any such retiree health or life insurance or other retiree death benefits on a permanent basis.

3.15 Compliance With Laws.

(a) The Company and each of its Subsidiaries is and, since January 1, 2010, has been in compliance with all local, municipal, state, federal or foreign laws, statutes, ordinances, rules, orders, judgments, decrees and regulations of Governmental Entities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, and, since January 1, 2010, has not violated or received any written notice alleging any violation with respect to any Law, except as, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(b) Each of the products currently marketed by the Company or any of its Subsidiaries and each of the current product candidates of the Company or any of its Subsidiaries is identified in Section 3.15(b) of the Company Disclosure Letter (the “Company Products”). Each Company Product is being, and at all times has been, developed, tested, manufactured, marketed, sold, labeled and stored, as applicable, in compliance in all material respects with the Federal Food, Drug and Cosmetic Act and applicable regulations enforced by the FDA, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable.

(c) Neither the Company, any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees, agents or distributors has, at any time since January 1, 2010, violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any comparable foreign Law relating to anti-bribery or corruption matters. Since January 1, 2010, neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective directors, officers, employees, agents or distributors has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or agent or candidate for political office or Governmental Entity for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Entity to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has or would be reasonably likely to result in a material violation of applicable Law.

(d) To the Company’s Knowledge, the clinical trials conducted by the Company or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with all applicable clinical protocols, informed consents and applicable requirements of the FDA and equivalent regulatory authorities in the European Union, including the applicable requirements of good clinical practice and all applicable requirements contained in Public Health Service Act § 402, 21 C.F.R. Parts 50 (Protection of Human Subjects), 54 (Financial Disclosure by Clinical Investigators), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application).

(e) None of the Company and its Subsidiaries is subject to any investigation that is pending and of which the Company has been notified or, to the Company’s Knowledge, which has been threatened, in each case by (i) the FDA, (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) or the Federal False Claims Act (31 U.S.C. Section 3729), or (iii) any regulatory authority outside of the U.S. pursuant to any equivalent statute of such jurisdiction.

(f) None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any employee of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. Section 335a(b) or any similar Law, nor has the Company, any of its Subsidiaries or, to the Company’s Knowledge, any employee of the Company or any of its Subsidiaries, been convicted of any crime or engaged in any conduct for which exclusion from participation in Medicare or State health care programs is mandated or authorized under 42 U.S.C. § 1320a-7, 42 C.F.R. part 1001 or any similar Law.

(g) Since January 1, 2010, neither the Company nor any of its Subsidiaries has initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice relating to an alleged product defect or lack of safety or efficacy of any product or product candidate.

(h) The Company’s pricing programs and practices, including with respect to pricing to government purchasers, price reporting to federal and state government agencies (including best price and average manufacturer price and all other required price reporting) and other rebate programs, comply in all material respects with applicable Law.

3.16 Permits. The Company and each of its Subsidiaries holds all permits, licenses, certificates, approvals, authorizations and franchises from Governmental Entities required to conduct their businesses as now being conducted, including those required pursuant to applicable Environmental Laws (collectively, “Company Permits”), except where the failure to hold such

Permits, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except for such failures to comply that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

3.17 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the Company’s Knowledge or any of its Subsidiaries, seeking to represent any employees of any of the Company or any of its Subsidiaries. There is not now pending and there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any similar activity or dispute, affecting the Company, any of its Subsidiaries or any of its employees, or to the Company’s Knowledge, any threat thereof. There is no material claim or grievance pending or, to the Company’s Knowledge or any of its Subsidiaries, threatened relating to any Company Employee Agreement or any statute, law, ordinance, rule or regulation, or any ruling, order, decree, judgment or arbitration award regarding the terms and conditions of employment of employees, former employees, or prospective employees or other labor-related matters, including as relates to wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associates, or any other applicable Law in connection with labor or employment or termination of employment or failure to hire, including charges of unfair labor practices, wrongful termination or harassment complaints. There are no material investigations, inquiries or proceedings before any Governmental Entity with respect to or relating to the terms and conditions of employment of the employees of the Company or any of its Subsidiaries.

3.18 Insurance. Section 3.18 of the Company Disclosure Letter sets forth a list of each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage, and all material self insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries. The Company has delivered or otherwise made available to the Parent on or prior to the date of this Agreement true and complete copies of all such policies, programs and arrangements and, to the Company’s Knowledge, all such policies, programs and arrangements are in full force and effect. The Company and its Subsidiaries maintain insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. The Company and its Subsidiaries are in compliance in all material respects with such policies, programs and arrangements, and no party to any such policies, programs or arrangements has given any written notice of termination or, to the Company’s Knowledge, threatened termination of such policies, programs or arrangements.

3.19 Government Contracts. Except as, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect: (a) no goods or services delivered by the Company or any of its Subsidiaries under any Contract with a Governmental Entity that has not been closed out as of the date of this Agreement (a

“Government Contract”) have been rejected by any Governmental Entity as not complying with Contract specifications or requirements; (b) no money due to the Company or any of its Subsidiaries is being withheld or set off by or on behalf of a Governmental Entity with respect to any Government Contract; (c) each Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect; (d) the Company and its Subsidiaries are in compliance in all respects with all representations and certifications made to Governmental Entities in response to requests for proposals pursuant to which Government Contracts were awarded; (e) the Company and its Subsidiaries are in compliance in all respects with the provisions of such Government Contracts; and (f) since January 1, 2010, neither the Company nor any of its Subsidiaries has been suspended or debarred from doing business with any Governmental Entity, or been the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity.

3.20 Opinion of Financial Advisor. Prior to the execution and delivery of this Agreement, the financial advisor to the Company, Greenhill & Co., LLC, has delivered to the Company Board an opinion, dated the date of this Agreement, to the effect that, as of such date, and based upon and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders. A copy of such opinion will promptly be provided to the Parent, solely for informational purposes, following receipt thereof by the Company.

3.21 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of the Parent and Merger Sub set forth in Section 4.6, the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203) shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

3.22 Rights Agreement. The Company has duly entered into an amendment to the Company Rights Plan in the form attached as Exhibit C, a signed copy of which has been made available to the Parent prior to the date hereof. The Company and the Company Board have taken all necessary action prior to the date hereof to (i) render the Rights (as defined in the Company Rights Plan) inapplicable to this Agreement and the transactions contemplated hereby, (ii) render the Rights inapplicable to the execution and delivery of this Agreement and consummation of the transactions contemplated hereby, and (iii) ensure that none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (A) result in the Rights becoming exercisable, (B) cause the Parent or any of its Affiliates or Associates to become an Acquiring Person (as defined in the Company Rights Plan), or (C) give rise to a Distribution Date (as defined in the Company Rights Plan).

3.23 Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with any of the transactions contemplated by this Agreement, except for those Persons identified on Section 3.23 of the Company Disclosure Letter. True and complete copies of all Contracts between the Company and such Persons regarding the transactions contemplated by this Agreement and any similar transactions have been made available to the Parent prior to the date hereof.

3.24 Affiliate Transactions. Since January 1, 2010, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Filed Company SEC Reports.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

The Parent and Merger Sub, jointly and severally, represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth herein or in the disclosure letter delivered by the Parent and Merger Sub to the Company and dated as of the date of this Agreement (the “Parent Disclosure Letter”).

4.1 Organization, Standing and Power. Each of the Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Parent Material Adverse Effect. For purposes of this Agreement, the term “Parent Material Adverse Effect” means any effect, change, event, circumstance or development, in each case that would be reasonably likely to prevent or materially delay or materially impair the ability of the Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder and, subject to the adoption of this Agreement by the Parent in its capacity as the sole stockholder of Merger Sub (the “Merger Sub Stockholder Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of each of the Parent and Merger Sub, subject only to the required receipt of Merger Sub Stockholder Approval. This Agreement has been duly executed and delivered by each of the Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of the Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement by each of the Parent and Merger Sub do not, and the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement or performance or compliance by the Parent and Merger Sub with any of the terms and conditions hereof shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, by-laws or other organizational documents of the Parent or Merger Sub, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on the Parent’s or Merger Sub’s assets under, any of the terms, conditions or provisions of any Contract to which the Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining Merger Sub Stockholder Approval and compliance with the requirements specified in clauses (i), (ii) and (iii) of Section 4.2(c), conflict with or violate any Order or Law applicable to the Parent or Merger Sub or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Parent Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Parent or Merger Sub in connection with the execution and delivery of this Agreement by the Parent or Merger Sub or the consummation by the Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act or any other Antitrust Law, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, and (iii) filings required under, and compliance with the requirements of, the Securities Act and the Exchange Act.

(d) No vote of the holders of any class or series of the Parent’s capital stock or other securities is necessary for the consummation by the Parent of the transactions contemplated by this Agreement.

4.3 Information Provided. The information to be supplied by or on behalf of the Parent for inclusion in the Proxy Statement, on the date the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Meeting, shall not contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, and shall not omit to state any material fact necessary in order to make the statements made therein not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading.

4.4 Absence of Litigation. As of the date of this Agreement, there is no action pending or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries or any of its or their respective properties or assets, and none of the Parent or its Subsidiaries is subject to any Order, except as, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect.

4.5 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities other than those related to the transactions contemplated by this Agreement. Merger Sub is a wholly-owned Subsidiary of the Parent.

4.6 Section 203 of the DGCL. Neither the Parent nor Merger Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.7 Financing. The Parent and Merger Sub will have on the Closing Date sufficient cash resources available to pay the Merger Consideration and otherwise perform all of their respective obligations under this Agreement and to consummate the Merger, including payment by the Surviving Corporation of all amounts contemplated by Section 2.3 and Section 2.5, respectively, and the repayment of all Indebtedness outstanding under the Company’s Facility Agreement dated September 26, 2008 (the “Credit Facility”) and the Company’s Revolving Credit Agreement.

4.8 Agreements with Company Stockholders, Directors, Officers and Employees. As of the date of this Agreement, none of the Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has made or entered into any arrangements or other understandings to enter into any Contract, (a) with any holder of Company Common Stock pursuant to which such holder in its capacity as such would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of its shares of Company Common Stock or (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time at compensation levels in excess of levels currently in effect (other than pursuant to any Company Plans or Contracts with the Company and its Subsidiaries in effect as of the date hereof that are assumed by the Surviving Corporation) or (ii) receive any capital stock or equity securities of the Company or any of its Subsidiaries or the Parent or any of its Affiliates.

4.9 Brokers. Except for Goldman, Sachs & Co., no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Parent or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

4.10 No Other Information. Each of the Parent and Merger Sub acknowledges and agrees that the Company makes no representations or warranties to the Parent or Merger Sub as to any matter whatsoever except as expressly set forth in Article III.

4.11 Access to Information; Disclaimer. Each of the Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss the business and affairs of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic dataroom maintained by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the

Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III and that all other representations and warranties are specifically disclaimed

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of the Company. Except as expressly required or expressly permitted by this Agreement, set forth in Section 5.1 of the Company Disclosure Letter or as consented to by the Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, act and carry on its business in the Ordinary Course of Business. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve its and each of its Subsidiaries’ business organizations intact and maintain existing relations with key customers, suppliers, distributors, employees, Governmental Entities and other Persons with whom the Company or its Subsidiaries have business relationships, assets, rights and properties. Without limiting the generality of the foregoing, except as expressly required or expressly permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of the Parent (which consent, other than in respect of clauses (a), (b), (c), (d), (e), (f), (k), (l) and (m), shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock (A) in full or partial payment of the exercise price and any applicable Taxes pursuant to the exercise, vesting or settlement of Company Stock Options or, if applicable, Restricted Shares, (B) pursuant to the forfeiture of Company Stock Options or Restricted Shares or (C) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to the Company or any of its Subsidiaries;

(b) except as permitted by Section 5.1(l), issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of the date hereof or Company ESPP Rights, the Company Rights Plan or the exercise of any Company Warrant);

(c) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of inventory, components and raw materials in the Ordinary Course of Business;

(e) sell, lease, license, pledge, or otherwise dispose of, encumber or subject to a Lien any material properties or material assets of the Company or of any of its Subsidiaries other than in the Ordinary Course of Business;

(f) adopt any new stockholder rights plan or similar arrangement or amend or grant any waiver under the Company Rights Plan;

(g) (i) incur, assume, issue, modify, renew, syndicate, refinance, amend the terms of or become obligated with respect to any Indebtedness or guarantee any Indebtedness of another Person (other than (A) in connection with the financing of trade receivables in the Ordinary Course of Business, (B) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the Ordinary Course of Business and (C) the borrowing of up to $15,000,000 in the aggregate pursuant to the Amended and Restated Loan and Security Agreement dated February 23, 2011 (as proposed to be amended in March 2012), by and between Silicon Valley Bank and the Company (the “Revolving Credit Agreement”) in the Ordinary Course of Business), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than the Company or any of its Subsidiaries) or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly-owned Subsidiaries, or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in exchange rates, except for any such agreements or other arrangements entered into in the Ordinary Course of Business that are terminable by the Company at any time;

(h) make any capital expenditures, or other expenditures with respect to property, plant or equipment, in excess of $250,000 in the aggregate for the Company and its Subsidiaries, taken as a whole, other than as reflected on the Company’s budget for capital expenditures, a copy of which has previously been made available to the Parent and is set forth on Section 5.1(h) of the Company Disclosure Letter or the specific capital expenditures disclosed in Section 3.7 of the Company Disclosure Letter;

(i) make any material changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

(j) except in the Ordinary Course of Business, (i) modify, amend, terminate or waive any material right under any Company Material Contract or (ii) enter into any Contract which if entered into prior to the date hereof would have been a Company Material Contract;

(k) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(l) except as required to comply with Contracts or Company Employee Plans existing on the date hereof or applicable Law and except for the payment of bonuses and commissions to employees pursuant to the Company’s 2012 compensation plan and budget as set forth on Section 5.1(l) of the Company Disclosure Letter, (i) adopt, enter into, terminate or materially amend any employment, severance or similar agreement or material benefit plan for the benefit or welfare of any current or former director, officer or employee or any collective bargaining agreement (except in the Ordinary Course of Business), (ii) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director or officer (except for annual increases of salaries in the Ordinary Course of Business), it being understood (for the avoidance of doubt) that the Company and its Subsidiaries may hire new employees and promote employees in the Ordinary Course of Business, (iii) accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by this Agreement or (iv) except as set forth on Section 5.1(l) of the Company Disclosure Letter, grant any equity compensation;

(m) settle or compromise any pending or threatened Legal Proceeding, other than settlements or compromises that (i) do not require the payment of monetary damages in excess of $250,000 in any single instance or in excess of $750,000 in the aggregate, (ii) do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company or any of its Subsidiaries, (iii) do not involve any Governmental Entity as a party or any criminal Legal Proceeding, and (iv) do not directly relate to this Agreement and the transactions contemplated by this Agreement; provided, however, the foregoing clause (i) shall not restrict the settlement or compromise of any pending or threatened Legal Proceeding if the amount required to be paid by the Company and its Subsidiaries pursuant thereto (net of the retention amount) is covered by insurance and such settlement or compromise does not involve any of the matters referred to in clauses (ii), (iii) or (iv) above;

(n) sell, transfer, subject to any Lien, pledge, cancel, abandon, allow to lapse or dispose of, or grant any license, sublicense or other right or interest in or to any Intellectual Property owned by the Company or any of its Subsidiaries;

(o) except as otherwise required by an applicable change in Law (including changes in interpretations thereof by any Governmental Entity), (i) make (other than in the

Ordinary Course of Business), change, or rescind any election or accounting method relating to Taxes that might have a material effect on the Company’s tax position, (ii) settle or compromise any material claim relating to Taxes or (iii) amend any material Tax Return;

(p) fail to maintain or renew the Company’s material existing insurance policies (or substantial equivalents) to the extent available at comparable rates or increase the premium on such policies or replacements thereof in excess of generally available market rates; or

(q) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

5.2 Confidentiality. The parties acknowledge that the Parent and the Company have previously executed a Confidential Disclosure Agreement, dated as of January 9, 2012 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Effective Time.

5.3 Merger Sub Stockholder Approval. The Parent, in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement immediately following the execution hereof.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) No Solicitation or Negotiation. Except as set forth in Section 6.1(b), until the earlier of the Effective Time or the termination of this Agreement in accordance with the terms hereof (such earlier date, the “Specified Time”), the Company and each of its Subsidiaries shall not and shall cause each of the directors and officers of the Company and its Subsidiaries not to, and shall not authorize or permit and shall otherwise use its reasonable best efforts to cause any employees, investment bankers, attorneys, accountants and other advisors or representatives of the Company or any of its Subsidiaries (such investment bankers, attorneys, accountants, other advisors and representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) solicit, initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non public information with respect to, or take any action with the purpose of encouraging or facilitating, any (A) Acquisition Proposal or (B) inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii) enter into any agreement, agreement in principle, letter of intent, option agreement or similar agreement or understanding with respect to any Acquisition Proposal or enter into any agreement, agreement in principle, letter of intent or similar agreement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger; or

(iv) resolve, propose or agree to do any of the foregoing.

(b) Permitted Responses. Notwithstanding anything to the contrary set forth in Section 6.1(a), subject to compliance with Section 6.1(e), following the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, in response to an unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.1, if the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) that such Acquisition Proposal is bona fide and either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, the Company may (subject to its delivering to the Parent, at least thirty-six hours in advance, the notice as required under Section 6.1(e), together with a statement to the effect that the Company Board has made the determination required by this Section 6.1(b) in respect of such Acquisition Proposal and the Company intends to furnish non-public information to, or enter into discussions or negotiations with, such Person making such Acquisition Proposal), (i) furnish information with respect to the Company to the Person (and the Representatives of such Person) making such Acquisition Proposal pursuant to a confidentiality agreement not materially less restrictive of such Person with respect to the confidentiality provisions thereof than the Confidentiality Agreement (except that such confidentiality agreement shall contain additional provisions that expressly permit the Company to comply with the provisions of this Section 6.1), provided, that a copy of all such information is delivered simultaneously to Parent to the extent it has not previously been so furnished to Parent, and (ii) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with such Person and its Representatives regarding any such Acquisition Proposal.

(c) No Change in Recommendation or Alternative Acquisition Agreement. Prior to the Specified Time, except as expressly permitted herein, neither the Company Board nor any committee thereof shall:

(i) withhold, withdraw, qualify or modify (or propose publicly to withhold, withdraw, qualify or modify) in a manner adverse to the Parent or Merger Sub (including pursuant to the Proxy Statement or any amendment thereto), the Company Board Recommendation (a “Company Adverse Recommendation Change”);

(ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (an “Alternative Acquisition Agreement”) other than a confidentiality agreement referred to in Section 6.1(b) entered into in compliance with Section 6.1(b); or

(iii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Acquisition Proposal;

(iv) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof; or

(v) resolve to do any of the foregoing.

(d) Permitted Change in Recommendation. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Company Stockholder Approval is obtained, the Company Board (or applicable committee thereof) may (i) in the absence of an Acquisition Proposal, make a Company Adverse Recommendation Change if a material event or change in circumstances has occurred with respect to the Company after the date hereof and the Company Board determines in good faith (after consultation with its financial advisors and outside counsel) that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, or (ii) if the Company Board has received an Acquisition Proposal (that has not been withdrawn), effect a Company Adverse Recommendation Change or approve or recommend any Acquisition Proposal if the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal was an unsolicited bona fide written Acquisition Proposal received by the Company in compliance with Section 6.1(a) and constitutes a Superior Proposal and that the failure to do so would be inconsistent with its fiduciary obligations under applicable Law; provided, that prior to the Company Board taking any action contemplated by clause (i) or (ii):

(A) the Company and its Subsidiaries shall have complied in all material respects with this Section 6.1 and the Company shall have provided to the Parent prior written notice, at least four (4) Business Days in advance of taking such action, advising the Parent of the decision of the Company Board to propose to take such action and the reasons therefor (which notice shall not, in and of itself, constitute a Company Adverse Recommendation Change), including, in the case of an Acquisition Proposal, the identity of the party making such Acquisition Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including redacted fee letters) relating thereto;

(B) the Company shall have given the Parent four (4) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if the Parent proposes to revise the terms of this Agreement or make another proposal, the Company shall discuss (and shall have caused its Representatives to discuss), during such period, in good faith with the Parent such proposed revisions or other proposal (it being agreed that, in the case of an Acquisition Proposal, any material changes or modifications to an Acquisition Proposal shall require a new notice except the notice and discussion period shall be a two (2) Business Day period); and

(C) the Company Board shall have determined in good faith, after considering the results of such discussions and giving effect to the proposed revisions made in writing by the Parent, if any, that (1) in the case of an Acquisition Proposal, such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law and (2) in the absence of an Acquisition Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(e) Notices to the Parent. The Company shall promptly (and in any event within twenty four (24) hours of receipt) advise the Parent orally, with written confirmation to follow, of the Company’s receipt of any (i) Acquisition Proposal, which written notice shall contain the identity of the Person making such Acquisition Proposal, a copy of the Acquisition Proposal if it is in writing or otherwise a description of the material terms and conditions of any such Acquisition Proposal (a “Notice of Acquisition Proposal”), (ii) any inquiries specifically relating to an Acquisition Proposal or (iii) any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives with respect to an Acquisition Proposal. The Company shall keep the Parent reasonably informed on a current basis (and in any event within twenty four (24) hours thereafter) of any material modification or amendment to any such Acquisition Proposal. None of the Company or any of its Subsidiaries shall enter into any agreement after the date hereof that would prohibit them from providing such information to the Parent.

(f) Certain Permitted Disclosure. Nothing contained in this Section 6.1 or in Section 6.7 (or elsewhere in this Agreement) shall be deemed to prohibit the Company, any of its Subsidiaries or the Company Board from (i) taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose could be inconsistent with its obligations under applicable Law, from making any disclosure to the Company’s stockholders; provided that any disclosure other than a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) shall be deemed a Company Adverse Recommendation Change unless accompanied or promptly followed by an express rejection of any applicable Acquisition Proposal or an express affirmation of the Company Board Recommendation.

(g) Cessation of Ongoing Discussions. Except as otherwise expressly permitted by this Section 6.1, the Company shall, and shall direct and cause its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. With respect to any Person with whom such discussions or negotiations shall be terminated, the Company shall use its reasonable best efforts to promptly require such Person to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

(h) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to: (i) a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange or other business combination involving the Company (other than any such transaction (x) involving solely the Company and one or more of its Subsidiaries or (y) that, if consummated, would not result in any person or “group”, within the meaning of Section 13(d) of the Exchange Act, owning 15% or more of the outstanding equity securities of the Company), (ii) the issuance by the Company of its equity securities, or the purchase of an equity interest (including by means of a tender offer or exchange offer) that, if consummated, would result in any person or “group”, within the meaning of Section 13(d) of the Exchange Act, owning 15% or more of the outstanding equity securities of the Company or (iii) the acquisition in any manner (including by virtue of the transfer of equity interests in one or more Subsidiaries of the Company) of assets that constitute or represent, directly or indirectly, 15% or more of the consolidated total revenue, operating income or assets of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any bona fide written Acquisition Proposal (except that, for purposes of this definition, references in the definition of “Acquisition Proposal” to “15%” shall be “50%”) received by the Company after the date hereof in compliance with Section 6.1 (i) that is on terms which the Company Board determines in its good faith judgment to be more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after consultation with its legal counsel and financial advisor), taking into account all relevant terms and conditions of such Acquisition Proposal and this Agreement, including the conditionality, timing, likelihood of success, price, form of consideration and ability to finance such Acquisition Proposal, and taking into account any proposed revisions made in writing by the Parent to amend the terms of this Agreement during the period set forth in clause (B) of Section 6.1(d), and (ii) that the Company Board determines in its good faith judgment (after consultation with its legal counsel and financial advisor) is reasonably capable of being completed in a timely manner on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

6.2 Proxy Statement. As soon as practicable following the execution of this Agreement, the Company shall, in cooperation with the Parent, prepare and file with the SEC the Proxy Statement; provided, however, that the Company shall give to the Parent the opportunity to review and comment on the initial preliminary Proxy Statement and all subsequent forms or versions of or amendments to the Proxy Statement and the Company shall take into good faith consideration all of the Parent’s reasonable comments to each version of or amendment to the Proxy Statement. The Company shall respond as promptly as reasonably practicable to any comments of the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time after the resolution of any such comments. The Company shall notify the Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the

SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Prior to mailing the Proxy Statement, or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide the Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.2 to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder. The Company shall ensure that the Proxy Statement (a) will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (b) will comply as to form in all material respects with the applicable requirements of the Exchange Act; provided that the Company shall have no obligation with respect to statements made in the Proxy Statement with respect to the Parent or Merger Sub based on information supplied in writing by or on behalf of the Parent or Merger Sub specifically for inclusion in the Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

6.3 Nasdaq Stock Market Quotation and Registration Rights Agreement. The Company agrees to use its reasonable best efforts to continue the quotation of the Company Common Stock on The Nasdaq Stock Market during the term of this Agreement and to comply with the terms and conditions of the Registration Rights Agreement, dated as of September 26, 2008, among the Company and certain investors named therein.

6.4 Access to Information. During the Pre-Closing Period, the Company shall (and shall cause each of its Subsidiaries to) afford to the Parent’s officers, employees, accountants, counsel and other representatives (including Financing Sources), reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, to all of its properties, books, contracts, commitments, personnel and records as the Parent shall reasonably request, provided, however, that the Company shall not be required to, nor shall the Company be required to cause it Subsidiaries to, afford access, or disclose any information, (i) in connection with an Acquisition Proposal (other than as specifically required by Section 6.1(d)(A) or Section 6.1(e)) or (ii) that in the good faith judgment of the Company would (A) result in the disclosure of any trade secrets of third parties, (B) violate any obligation of the Company or any of its Subsidiaries with respect to confidentiality, (C) jeopardize protections afforded the Company or any of its Subsidiaries under the attorney-client privilege or the attorney work product doctrine, or (D) violate any applicable Law or Order. The parties will use reasonable efforts to make appropriate substitute arrangements in circumstances where the previous sentence applies, and any such information shall be treated in accordance with the Confidentiality Agreement.

6.5 Stockholders Meeting. As promptly as practicable after the SEC confirms that it has no further comments on the Proxy Statement, the Company, acting through the Company Board, shall take all actions in accordance with applicable Law, including the rules and regulations under the Exchange Act, its certificate of incorporation and by-laws and the rules of The Nasdaq Stock Market to duly call, give notice of, convene and hold, the Company Meeting, for the purpose of considering and voting upon the Company Voting Proposal. Subject to Section 6.1, (i) the Company Board shall recommend adoption of the Company Voting Proposal by the stockholders of the Company and include such recommendation in the Proxy Statement, (ii) the Company Board shall not withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Parent, the recommendation of the Company Board that the Company’s stockholders vote in favor of the Company Voting Proposal and (iii) the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Meeting or if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting. Without limiting the generality of the foregoing, unless this Agreement has been terminated pursuant to Article VIII, the Company shall submit the Merger and this Agreement for the approval of its stockholders at the Company Meeting, whether or not a Company Adverse Recommendation Change shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company or the Company Board.

6.6 Legal Conditions to the Merger.

(a) Subject to the terms hereof, including Section 6.1, Section 6.6(b) and Section 6.6(c), the Company, the Parent and Merger Sub shall each use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii) as promptly as practicable, obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Parent or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws,

(B) the HSR Act, any other applicable Antitrust Law and any related governmental request thereunder and (C) any other applicable Law;

(iv) oppose any Law or Order that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement, or have any such Law or Order vacated or made inapplicable to the Merger and the other transactions contemplated by this Agreement; and

(v) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The Company, the Parent and Merger Sub shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to each non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. Each of the Company, the Parent and Merger Sub shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law (including all information required to be included in any Proxy Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the parties agree that nothing in this Section 6.6(a) shall limit their obligations under the other provisions of this Section 6.6.

(b) Subject to the terms hereof, and without limiting the Parent’s obligations under Section 6.6(c), the Parent and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances (including by expiration of the relevant waiting period) or approvals required for the Closing under the HSR Act, the Clayton Act, as amended, and any other applicable federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transaction contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.

(c) The Parent shall use commercially reasonable efforts to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Parent or, effective as of the Closing Date, the Company, or their respective Subsidiaries, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Parent, the Company or their respective Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any Antitrust Order, which would have the effect of preventing or delaying the Effective Time beyond the Outside Date (a “Divestiture Action”); provided however, notwithstanding the foregoing or anything herein to the contrary, the Parent shall not have any obligation to propose, negotiate, commit to or effect any Divestiture Action that could reasonably be expected to have (i) a Company Material Adverse Effect or (ii) a material adverse effect on the assets and liabilities (taken as a whole), business, financial condition or results of operations of (A) the Company and its Subsidiaries, taken as a whole, or (B) the Parent and its Subsidiaries, taken as a whole (a “MAE Burdensome Condition”); provided, further, that no party shall be required pursuant to this Section 6.6(c) to propose, commit to or effect any action that is not conditioned upon the consummation of the Merger. Notwithstanding anything in this Agreement to the contrary, the Parent shall have the right to determine and direct the strategy and process (including all timing, substantive matters and decisions to propose, negotiate, commit to or effect any Divestiture Action) by which the parties will seek required consents, approvals, clearances, waivers, waiting period expirations and terminations and removal of all impediments (including all elements of any suit, action or other Legal Proceeding and communications with Governmental Entities), in each case under the HSR Act or any other Antitrust Law, including the right to enter into reasonable timing agreements with Governmental Entities as is customary in reviews under the HSR Act and other Antitrust Laws; provided, further, however that Parent shall use its reasonable best efforts to regularly consult with the Company and keep the Company reasonably informed of such strategy and process and the results thereof.

(d) Each of the Company and the Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties other than Governmental Entities, and use, and cause their respective Subsidiaries to use, their respective reasonable best efforts to obtain any consents from third parties other than Governmental Entities required in connection with the Merger that are (i) necessary in connection with the transactions contemplated hereby or (ii) disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, it being understood that neither the Company nor the Parent shall be required to make any payments in connection with the fulfillment of its obligations under this Section 6.6(d).

(e) Prior to the Closing Date, the Company shall reasonably cooperate with the Parent in connection with the preparation of post-effective amendments to the Company’s registration statements under the Securities Act on Forms S-3 and S-8 or on any other applicable form for the purpose of terminating such registration statements on or promptly following the Closing.

(f) Subject to the matter described in Section 6.6(f) of the Company Disclosure Letter, the Company will use commercially reasonable efforts (based on its good faith business judgment) to submit for filing with the FDA a New Drug Application for PROLENSA substantially in the manner and on the timetable set forth on Section 6.6(f) of the Company Disclosure Letter.

(g) The Company shall give the Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company and/or any of its directors relating to this Agreement or any of the transactions contemplated hereby.

6.7 Public Disclosure. The Company and the Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Merger and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the disclosing party will use its reasonable best efforts to allow the other party an opportunity to review and comment prior to making any such disclosure. The Parent and the Company agree that the press release announcing the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parent and the Company. The restrictions set forth in this Section 6.7 shall not apply to any communication made by the Company in accordance with Section 6.1.

6.8 Indemnification.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Parent shall cause the Surviving Corporation to indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company or any of its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time, or, while a director or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another Person prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case to the same extent that such Persons are entitled to indemnification pursuant to the Company’s current certificate of incorporation and bylaws or any agreement currently in effect. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation to the same extent that such Persons are entitled to payment of expenses pursuant to the Company’s certificate of incorporation and bylaws as currently in effect or any agreement currently in effect; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified pursuant to such certificate of incorporation and bylaws or agreement.

(b) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and by-laws of the Surviving Corporation shall contain, and the Parent shall cause the certificate of incorporation and by-laws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are presently set forth in the certificate of incorporation and by-laws of the Company.

(c) Subject to the next sentence, the Surviving Corporation shall maintain, and the Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs directors’ and officers’ liability insurance with respect to matters existing or occurring prior to the Effective Time (including the transactions contemplated by this Agreement), with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy, issued by reputable insurers, of coverage no less favorable to such covered individuals than the coverage in the Company’s current policies with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy) so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the Effective Time (such 200%, the “Maximum Premium”). If such insurance coverage expires, is terminated or canceled during such period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and the Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance. Subject to the foregoing limitation on expense, at the Company’s option, the Company may purchase prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the transactions contemplated hereby. If such prepaid “tail policy” has been obtained by the Company prior to the Effective Time, the Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and such “tail policy” shall be deemed to satisfy all obligations of the Parent pursuant to this Section 6.8(c).

(d) The Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect and the Surviving Corporation shall, and the Parent shall cause the Surviving Corporation to, perform as and when due all obligations of the Surviving Corporation thereunder. The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 6.8 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party, or any Person who is a beneficiary under the policies referred to in this Section 6.8 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other Person, unless such termination, amendment or modification is required by applicable Law.

(e) If the Surviving Corporation or the Parent or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or the Parent, as the case may be, shall assume all of the obligations of the Surviving Corporation and the Parent, as the case may be, set forth in this Section 6.8.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

6.9 Notification of Certain Matters. During the Pre-Closing Period, the Parent shall give prompt notice to the Company, and the Company shall give prompt notice to the Parent, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any condition to Closing set forth in Article VII not to be satisfied, (b) any failure of such party (or, in the case of the Parent, Merger Sub) to perform in all material respects any obligation to be performed by it under this Agreement, (c) any notice or other communication received by such party (or, in the case of the Parent, Merger Sub) from any Governmental Entity in connection with this Agreement or the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection therewith, (d) any Legal Proceeding commenced or, to the Company’s Knowledge on the one hand and Parent’s knowledge, on the other hand, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries, which relate to this Agreement and the transactions contemplated hereby, (e) any notice or other communication (whether oral or written) received by the Company or otherwise between the Company and the holders of any Company Warrants with respect to the Company Warrants, including any such notice or communication requesting or attempting to effect the transfer, assignment, exercise or termination of any Company Warrants or otherwise relating to the terms and conditions of the Company Warrants, and (f) any written notice or other written communication received by the Company with respect to the Company’s Credit Facility or the Company’s Revolving Credit Agreement, including the exercise by any lender under the Credit Facility of any put notice to require the Company to repay loans outstanding under the Credit Facility. The Company will advise the Parent in writing no later than four (4) Business Days prior to the Closing Date of the amount required to be paid by the Company to the holders of the Company Warrants who have exercised their right to terminate Company Warrants in connection with consummation of the transactions contemplated by this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.9 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

6.10 Exemption from Liability Under Section 16(b). Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

6.11 Service Credit. Following the Effective Time, the Parent will give each employee of the Parent or the Surviving Corporation or their respective Subsidiaries who shall have been an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (“Continuing Employees”) full credit for prior service with the Company or its Subsidiaries for purposes of (a) eligibility and vesting under any Parent Employee Plans (as defined below), (b) determination of benefit levels under any Parent Employee Plan or policy relating to vacation or severance and (c) determination of “retiree” status under any Parent Employee Plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but except where such credit would result in a duplication of benefits. In addition, the Parent shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Parent and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs. For purposes of this Agreement, the term “Parent Employee Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, restricted stock unit, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any current or former employee of the Parent or any of its Subsidiaries or any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Parent or a Subsidiary of the Parent. The Company Employee Plans of the type described in the definition of Parent Employee Plan (excluding any equity awards or other equity features contained therein) will be continued on terms generally no less favorable to Continuing Employees than those in effect at the date of this Agreement until Parent determines in its sole discretion that the Continuing Employees may participate in the Parent Employee Plans. The parties hereto acknowledge and agree that all provisions contained in this Section 6.11 are included for the sole benefit of the respective parties hereto and shall not create any right (A) in any other person, including without limitation, any employees, former employees, any participant or any beneficiary thereof in any Company Employee Plan or any benefits plan, agreement or arrangement of Parent, (B) to continued employment with the Company or any of its Subsidiaries, or the Parent or (C) to participate in any Parent Employee Plans unless and until the Parent so determines in its sole discretion. Nothing contained in this Section 6.11 or elsewhere in this Agreement is intended to be or shall be considered to be an amendment of any plan, program, agreement, arrangement or policy of the Company, any of its Subsidiaries or the Parent nor shall it interfere with the Parent’s or the Company’s right to amend, modify or terminate any Company Employee Plan or to terminate the employment of any employee of the Company or of any of its Subsidiaries for any reason. Without limiting the generality of Section 9.4, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the provisions of this Section 6.11 or have the right to enforce such provisions.

6.12 Company Director and Employee Arrangements. Prior to the Company Stockholder Approval, if the Parent, Merger Sub or any of their respective Affiliates enters into any contract or agreement, or makes or enters into any arrangements or other understandings with any director, officer or employee of the Company or any of its Subsidiaries that relates to this Agreement or the transactions contemplated by this Agreement, the Parent or Merger Sub shall promptly thereafter notify the Company thereof.

6.13 Company Indebtedness. Prior to the Closing Date, the Company shall arrange for customary payoff and release letters, lien terminations (including UCC-3 financing statements) and instruments of discharge (including mortgage releases, if applicable) to be delivered at the Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness of the Company and its Subsidiaries and any Liens related thereto, including the Indebtedness specified on Section 6.13 of the Company Disclosure Letter and any Liens related thereto.

6.14 Takeover Statutes. Subject to the terms and conditions of this Agreement, the Company and the Parent shall each (a) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (b) if the restrictions of any state takeover statute or similar Law become applicable to any of the transactions contemplated hereby, take all action necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Law on the transactions contemplated hereby.

6.15 Director Resignations. Prior to the Closing, other than with respect to any directors identified by the Parent in writing to the Company two (2) days prior to the Closing Date, the Company shall deliver to the Parent resignations executed by each director of the Company and its Subsidiaries in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

ARTICLE VII

CONDITIONS TO MERGER

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Governmental Approvals. (i) The expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act and (ii) the non-objection or approval in respect of any other authorization, consent, order or approval of any

Governmental Entity required in connection with the consummation of the Merger, the failure of which to obtain could reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, shall have been obtained, in each case without the imposition of a MAE Burdensome Condition and shall be in full force and effect and not be subject to any unfulfilled conditions to their effectiveness except to the extent the condition (other than any MAE Burdensome Condition) is required by its terms to be effected following the Closing.

(c) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and which has the effect of making the Merger illegal or otherwise enjoining, restraining, preventing or prohibiting consummation of the Merger.

7.2 Conditions to Obligations of the Parent and Merger Sub. The obligations of the Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by the Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The representations and warranties of the Company set forth in (i) Article III (other than Section 3.1, Section 3.4(a), Section 3.4(d), Section 3.20, Section 3.21, Section 3.22 and Section 3.23 (collectively, the “Company Specified Representations”) and Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(d), Section 3.2(e), Section 3.2(f), and Section 3.7(b)(i)) without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect, (ii) Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(d), Section 3.2(e) and Section 3.2(f) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date with the same effect as if made on and as of the Closing Date, (iii) the Company Specified Representations shall be true and correct in all material respects as of the date of this Agreement and, subject to any grants permitted by Section 5.1(l), on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) Section 3.7(b)(i) shall have been true and correct in all respects as of the date of this Agreement and speaking only as of the date of this Agreement shall still be true and correct in all respects on and as of the Closing Date.

(b) The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement.

(c) The Parent and Merger Sub shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (a) and (b) of this Section 7.2 have been duly satisfied.

(d) Since the date of this Agreement, there shall not have been any developments, changes, effects, events or occurrences that, individually or in the aggregate, constitute a Company Material Adverse Effect.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The representations and warranties of the Parent and Merger Sub set forth in (i) Article IV (other than Sections 4.1, 4.2(a), 4.6, 4.7 and 4.9 (collectively, the “Parent Specified Representations”)) without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Parent Material Adverse Effect and (ii) the Parent Specified Representations shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) The Parent and Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by them under the Agreement.

(c) The Company shall have received a certificate executed on behalf of the Parent by an executive officer of the Parent confirming on behalf of the Parent that the conditions set forth in clauses (a) and (b) of this Section 7.3 have been duly satisfied.

7.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor the Parent and Merger Sub, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Section 6.6.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party):

(a) by mutual written consent of the Parent, Merger Sub and the Company; or

(b) by either the Parent or the Company if the Merger shall not have been consummated on or before 5:00 p.m. New York City time on September 25, 2012 (the “Outside

Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party hereto whose breach of any obligation under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated on or before the Outside Date); or

(c) by either the Parent or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal (provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of, or the primary factor that resulted in, such order, decree, ruling or other action); or

(d) by the Parent or the Company if Company Stockholder Approval shall not have been obtained at the Company Meeting duly convened therefor (as such Company Meeting may be adjourned from time to time in accordance with the terms hereof) (provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Company Stockholder Approval to have been obtained); or

(e) by the Parent, if: (i) the Company Board shall have effected a Company Adverse Recommendation Change (whether or not in compliance with Section 6.1); (ii) the Company Board shall have approved, endorsed or recommended to the stockholders of the Company an Acquisition Proposal (other than the Merger); (iii) a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal shall have been commenced (other than by the Parent or an Affiliate of the Parent) and the Company Board shall have failed to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders (including, for these purposes, by having taken no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) within ten (10) Business Days after commencement thereof; (iv) the Company Board shall have failed to reconfirm publicly the Company Board Recommendation within five Business Days after receipt of a written request from the Parent that it do so if such request is made following the making by any Person of any Acquisition Proposal, other than any Acquisition Proposal which is a tender or exchange offer (which are addressed by clause (iii) of this Section 8.1(e)), (v) the Company or the Company Board shall have approved, recommended or entered into an Alternative Acquisition Agreement; (vi) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation; (vii) the Company shall have violated or breached in any material respect any provision of Section 6.1 or the Company shall have failed to hold the Company Meeting at least ten (10) Business Days prior to the Outside Date or (viii) the Company or the Company Board (or any committee thereof) shall have authorized or publicly proposed any of the foregoing; or

(f) by the Company, prior to the receipt of the Company Stockholder Approval, if (i) the Company Board, pursuant to and in compliance with Section 6.1, shall have approved or recommended to the stockholders of the Company any Acquisition Proposal, (ii)

immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii) the Company immediately prior to or substantially concurrently with such termination pays to the Parent in immediately available funds the fees required to be paid pursuant to Section 8.3; or

(g) by the Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and (ii) shall not have been cured, if capable of being cured, within 20 days following receipt by the Company of written notice of such breach or failure to perform from the Parent (or, if earlier, the Outside Date); or

(h) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Parent or Merger Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and (ii) shall not have been cured, if capable of being cured, within 20 days following receipt by the Parent of written notice of such breach or failure to perform from the Company (or, if earlier, the Outside Date).

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Parent, the Company, Merger Sub or their respective officers, directors, stockholders or Affiliates; provided that (a) subject to Section 8.3(c), no such termination shall relieve any party from liability for fraud or any knowing and intentional breach of this Agreement prior to such termination and (b) the Confidentiality Agreement (subject to its terms) and the provisions of Sections 5.2 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses), Section 8.4 (Amendment), Section 8.5 (Extension; Waiver) and Article IX (Miscellaneous) of this Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 9.10 hereof in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3 or as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b) The Company shall pay the Parent a termination fee of $14,500,000.00 (the “Termination Fee”) if this Agreement is terminated:

(i) pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(g) and (A) before the date of such termination, a bona fide Acquisition Proposal shall have been publicly announced and not subsequently withdrawn prior to such termination (or with respect to a termination pursuant to Section 8.1(d), prior to the Company Meeting), and (B) within twelve

(12) months after the date of such termination, (1) the Company shall have entered into a definitive agreement in respect of any Acquisition Proposal and such Acquisition Proposal is ultimately consummated or (2) any Acquisition Proposal is consummated (provided, for the avoidance of doubt, any Acquisition Proposal referred to in this clause (B) need not be the Acquisition Proposal described in clause (A)); or

(ii) pursuant to Section 8.1(e) or Section 8.1(f).

The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. For purposes of this Section 8.3(b), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”. Any Termination Fee due shall be paid to the Parent by wire transfer of same-day funds (x) if this Agreement is terminated pursuant to Section 8.1(b), (d) or (g) within two Business Days after the consummation of the Acquisition Proposal triggering the obligation to pay the Termination Fee, (y) if this Agreement is terminated pursuant to Section 8.1(e), within two Business Days after the date of termination of this Agreement or (z) if this Agreement is terminated pursuant to Section 8.1(f), prior to or concurrently with such termination.

(c) The parties hereto acknowledge that the agreements contained in Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. In the event that this Agreement has been terminated pursuant to Section 8.1(b), (d), (e), (f) or (g) and the Parent shall be entitled to receive and shall have received full payment of the Termination Fee in accordance with Section 8.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered by the Parent, Merger Sub and their Affiliates in connection with this Agreement and the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (collectively, “Company Related Parties”) shall not have any other liability or obligation for any or all losses or damages suffered or incurred by the Parent, Merger Sub or any other Person in connection with this Agreement (and the termination hereof) or any matter forming the basis for such termination and none of the Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company, any of its Affiliates or any other Company Related Party arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. The Parent’s former, current or future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, Financing Sources, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees, any and all former, current or future direct or indirect equity holders, controlling Persons, directors, officers, employees, agents, Financing Sources, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (collectively, “Parent Related Parties”) shall not have any liability or obligation for any or all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement or the termination hereof (or any matter forming the basis for such termination), and none of the Company, any of its Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. For the avoidance of doubt, nothing in this Section 8.3(c) shall limit the rights of the parties under Section 9.10 or the liability of, or the remedies any Person may have against, the Parent or Merger Sub under this Agreement.

(d) If the Company fails to pay the Parent any amounts due to the Parent pursuant to this Section 8.3 within the time periods specified in this Section 8.3, then the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.4 Amendment. At any time prior to the Effective Time, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding the foregoing, the consent of any entities that have committed to provide or have otherwise entered into agreements in connection with any debt financing proposed to be obtained by the Parent in connection with the transactions contemplated hereby (any such debt financing, a “Debt Financing” and any such entities, the “Financing Sources”) shall be required for any amendment, supplement modification or waiver of this Section 8.4 or Sections 6.4, 8.3(c), 9.4, 9.11 or 9.12 hereof to the extent such amendment, supplement, modification or waiver affects the rights afforded to the Financing Sources thereunder.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Article II, Section 6.8, Section 6.11 and Article IX.

9.2 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses and facsimile numbers:

(a)	if to the Parent or Merger Sub, to

Bausch & Lomb Incorporated

One Bausch & Lomb Place

Rochester, New York 14604

Attn: A. Robert D. Bailey

Telecopy: (585) 338-8706

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn: Robert P. Davis and Glenn P. McGrory

Telecopy: (212) 225-3999

(b)	if to the Company, to

ISTA Pharmaceuticals, Inc.

50 Technology Drive

Irvine, California 92618

Attn: Chief Financial Officer

Telecopy: (949) 788-6010

with copies to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attn: David E. Redlick and Jay E. Bothwick

Telecopy: (617) 526-5000

and

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92260

Attn: C. Craig Carlson

Telecopy: (949) 725-4100

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

9.3 Entire Agreement. This Agreement (including the Exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms until the Effective Time.

9.4 No Third Party Beneficiaries. Except (i) from and after the Effective Time, for the rights of holders of equity securities issued by the Company to receive the consideration set forth in Article II (with respect to which such holders shall be third party beneficiaries), (ii) as provided in Section 6.8 (with respect to which the Indemnified Parties shall be third party beneficiaries, including the ability to enforce the obligations of Parent as set forth in Section 9.15), (iii) as provided in Section 8.3 (with respect to which the Company Related Parties and Parent Related Parties shall be third party beneficiaries) and (iv) as provided in Section 8.4, Section 9.11 and Section 9.12 (with respect to which any Financing Source (and each of its successors and assigns) shall be third party beneficiaries), this Agreement (including Section 6.11) is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereto. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the

Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is directly or indirectly wholly-owned by the Parent without the consent of the Company, provided that the Parent shall not be relieved of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.10 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Person will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Person, and the exercise by a Person of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(c) If, notwithstanding this Section 9.10, a court declines to order specific performance of the parties’ obligations under this Agreement and this Agreement has been terminated in accordance with Section 8.1, the parties agree that they are entitled to seek any measure of damages, including in the case of the Company damages based upon the loss of the economic benefits to the Company’s stockholders of the transactions contemplated by this Agreement, without agreeing that such damages will be recoverable; provided that this Section 9.10(c) shall apply only with respect to the obligations of, and rights against, the Parent, Merger Sub and the Company under this Agreement and shall not apply to any obligations of, or rights against, any other Parent Related Party. For the avoidance of doubt, this Section 9.10(c) is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, or to otherwise create any third-party beneficiary hereto.

9.11 Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined only in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Notwithstanding the foregoing or anything to the contrary in this Agreement, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to any agreement related to any Debt Financing or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof and that no Financing Source shall be subject to or liable for any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement and the transactions contemplated hereby (including any Debt Financing). Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other person with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any person to serve legal process in any other manner permitted by law.

9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DEBT FINANCING AND THE OBLIGATIONS OF ANY FINANCING SOURCES IN RESPECT THEREOF).

9.13 Disclosure Letters. The Company Disclosure Letter and the Parent Disclosure Letter shall each be arranged in Sections corresponding to the numbered Sections contained in this Agreement and the disclosure in any Section shall qualify (a) the corresponding Section of this Agreement and (b) the other Sections of this Agreement to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other Sections. The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or a Parent Material Adverse Effect, or is outside the Ordinary Course of Business.

9.14 Company’s Knowledge. For purposes of this Agreement, the term “Company’s Knowledge” means the actual knowledge, after reasonable inquiry, as of the date hereof of the individuals identified in Section 9.14 of the Company Disclosure Letter.

9.15 Parent Obligations. The Parent agrees to take all action necessary (including providing any necessary funds) to cause each of Merger Sub and the Surviving Corporation, as applicable, to perform all of its agreements, covenants and obligations under this Agreement and shall be jointly and severally liable with Merger Sub for any breach of this Agreement by Merger Sub.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BAUSCH & LOMB INCORPORATED

By:	/s/ Brent Saunders
Name:	Brent Saunders
Title:	President and CEO

INGA ACQUISITION CORPORATION

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Vice President

ISTA PHARMACEUTICALS, INC.

By:	/s/ Vicente Anido, Jr., Ph.D.
Name:	Vicente Anido, Jr., Ph.D.
Title:	President and CEO

EXHIBIT A – FORM OF WARRANT LETTERS

[ISTA Pharmaceuticals Letterhead]

March         , 2012

[Addressee]

Dear:

As we have discussed, we would like to confirm our mutual understanding of certain of the provisions in the Facility Agreement (the “Facility Agreement”) dated as of September 26, 2008, as well as the warrant to acquire [•] shares of our common stock issued under the Facility Agreement, as to which you are the Holder (the “Warrant”). Capitalized terms used but not defined herein shall have their respective meanings assigned in the Facility Agreement or the Warrant, as the case may be.

In connection with a Major Transaction, the Lenders may elect to require, upon consummation of such Major Transaction, the prepayment of amounts outstanding under the Facility Agreement for an amount equal to the Put Price in accordance with Section 5.4 of the Facility Agreement. You hereby confirm that other than the payment of 110% of principal amount of the Note and accrued and unpaid interest, there are no other amounts currently accrued or payable under the Financing Documents that would be payable upon a Major Transaction in accordance with Section 5.4 of the Facility Agreement.

Upon receipt of the Put Price and termination of the Obligations in accordance with Section 5.4 of the Facility Agreement, you hereby confirm that the Lenders shall terminate any security interest arising under the Financing Documents.

Following the consummation of a merger of the Company that is a Cash-Out Major Transaction, to the extent that the Holder of a Warrant had not previously elected to terminate all of the Warrant pursuant to Sections 5(c)(i) and 5(c)(iii) of the Warrant, you hereby confirm that the only remaining right of the Holder pursuant to the Warrant shall be the right to receive from the Company, upon Exercise of the Warrant in full (or the remaining portion of the Warrant that has not previously been Exercised or terminated, as the case may be) in accordance with the terms of the Warrant (including payment of the applicable Exercise Price), an amount in cash equal to the amount in cash that would have been payable to such Holder pursuant to such merger in exchange for the number of Warrant Shares such Holder would have been entitled to receive had such Holder effected a Cash Exercise of this Warrant in full (or the remaining portion of this Warrant that had not previously been Exercised or terminated, as the case may be) immediately prior to such merger (without taking into consideration the 9.98% Cap).

Without limitation of the foregoing, upon consummation of a merger of the Company that is a Cash-Out Major Transaction, obligations of the Company under the Registration Rights Agreement (other than any pursuant to Section 7, and 8 and 12 thereof), and the right of the Holder to receive any dividends or other distributions of any kind made to the holders of the Company’s common stock in accordance with Section 5 of the Warrant (other than previously payable and unpaid dividends or distributions under said Section 5), shall terminate.

The Company is contemporaneously obtaining letters substantially in the form of this letter from the holders of each of the other warrants currently outstanding that were issued under the Facility Agreement.

Prior to any transfer or assignment of all or a portion of the Warrant, you agree to obtain an executed letter, substantially in the same form as and confirming the understandings set forth in this letter, from any transferee or assignee of the Warrant.

This letter shall be governed by and construed in accordance with the internal laws of the State of New York.

Please confirm that this is our mutual understanding by signing this letter below and returning it to the undersigned.

Very truly yours,

ISTA Pharmaceuticals, Inc.

By:

Confirmed:

By:

Date:

EXHIBIT B – FORM OF CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ISTA PHARMACEUTICALS, INC.

ARTICLE ONE

The name of the corporation is ISTA Pharmaceuticals, Inc. (hereinafter referred to as the “Corporation”).

ARTICLE TWO

The registered office of the Corporation is to be located at 2711 Centerville Road, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law. The Corporation shall have perpetual existence.

ARTICLE FOUR

The total number of shares of stock which the Corporation is authorized to issue is 1,000 shares of common stock (the “Common Stock”). Each share of Common Stock shall have a par value of $0.01.

ARTICLE FIVE

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The number of directors of the Corporation shall be such as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation (the “Bylaws”). Unless, and except to the extent that, the Bylaws so require, the election of directors need not be by written ballot.

(b) The board of directors of the Corporation (the “Board of Directors”) shall have powers without the assent or vote of the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.

ARTICLE SIX

The Board of Directors shall have powers without the assent or vote of the stockholders to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

ARTICLE SEVEN

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest, or for any other reason.

ARTICLE EIGHT

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any Bylaws from time to time made by the stockholders; provided, however, that no Bylaws so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

ARTICLE NINE

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the corporation, or any predecessor of the corporation, or serves or served at any other enterprise as a director, officer or employee at the request of the corporation or any predecessor to the corporation.

Neither any amendment nor repeal of this Article Ten, nor the adoption of any provision of this Certificate inconsistent with this Article Ten, shall eliminate or reduce the effect of this Article Ten, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article Ten, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE TEN

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware, may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustee in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE ELEVEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

EXHIBIT C – FORM OF RIGHTS PLAN AMENDMENT

AMENDMENT TO PREFERRED STOCK RIGHTS AGREEMENT

THIS AMENDMENT TO PREFERRED STOCK RIGHTS AGREEMENT (this “Amendment”), dated as of March 26, 2012, between ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the “Rights Agent”), amends that certain Preferred Stock Rights Agreement, dated effective as of January 12, 2012, between the Company and the Rights Agent (the “Rights Agreement”).

WHEREAS, the Company is entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) by and among Bausch & Lomb Incorporated, a New York corporation (the “Parent”), Inga Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent (the “Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company, with the Company being the surviving corporation, and the outstanding shares of the Company’s Common Stock shall be converted into the right to receive an amount in cash equal to $9.10 per share;

WHEREAS, the Company desires to amend the Rights Agreement in connection with the execution and delivery of the Merger Agreement;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the stockholders of the Company that the Rights Agreement be amended as set forth below, approved this Amendment and authorized its appropriate officers to execute and deliver the same to the Rights Agent;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof, and the Company desires and directs the Rights Agent to so amend the Rights Agreement; and

WHEREAS, the Distribution Date has not yet occurred.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 27 thereof, and in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Section 1(a) of the Rights Agreement is amended by adding the following clause at the end of the first sentence:

“or Bausch & Lomb Incorporated, a New York corporation (the “Parent”), or any Affiliate or Associate thereof, each of which, notwithstanding anything in this Agreement to the contrary, shall not be deemed to be an “Acquiring Person” as a result of (x) the approval, execution or delivery of that certain Agreement and Plan of Merger, dated as of March 26, 2012, by and among the Parent, Inga Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent, and the Company (as the same may be amended from time to time, the “Merger Agreement”), including the approval, execution and delivery of any amendments thereto, (y) the announcement of the Merger Agreement, or (z) the consummation of any transaction contemplated by the Merger Agreement.”

2. Section 1(q) of the Rights Agreement is hereby amended by restating subclause (i) therein as the following:

“(i) the Close of Business on January 12, 2015,”

3. Section 1(q) of the Rights Agreement is hereby further amended by deleting the word “or” immediately prior to Section 1(q)(iv) and by adding the following clause at the end of Section 1(q):

“or (v) immediately prior to the Effective Time (as such term is defined in the Merger Agreement) (the earliest to occur of the events described in clauses (i) through (v) of this Section 1(q) shall be referred to as the “Final Expiration Date”)”

4. Section 1(r) of the Rights Agreement is hereby deleted in its entirety.

5. Section 1(kk) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

“Notwithstanding anything in this Agreement to the contrary, no Shares Acquisition Date shall be deemed to have occurred as a result of (i) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (ii) the announcement of the Merger Agreement or (iii) the consummation of any transaction contemplated by the Merger Agreement.”

6. Section 3(a) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

“Notwithstanding anything in this Agreement to the contrary, no Distribution Date shall be deemed to have occurred as a result of (A) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (B) the announcement of the Merger Agreement or (C) the consummation of any transaction contemplated by the Merger Agreement.”

7. Section 11(a)(i) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

“Notwithstanding the foregoing or anything in this Agreement to the contrary, no Triggering Event shall be deemed to have occurred as a result of (x) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (y) the announcement of the Merger Agreement or (z) the consummation of any transaction contemplated by the Merger Agreement.”

2

8. Section 13(a) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

“Notwithstanding anything in this Agreement to the contrary, none of the events described in clauses (i) through (iii) of the first sentence of this Section 13(a) shall be deemed to have occurred as a result of (1) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (2) the announcement of the Merger Agreement or (3) the consummation of any transaction contemplated by the Merger Agreement.”

9. A new Section 36 shall be added and shall read as follows:

“Section 36. TERMINATION. Immediately prior to the Effective Time (as such term is defined in the Merger Agreement), this Agreement shall be terminated and all outstanding Rights shall expire.”

10. This Amendment shall become effective and shall be deemed to be in force and effect immediately prior to the execution of the Merger Agreement by the Company, Parent and Merger Sub, and all references to this Agreement shall, from and after such time, be deemed to be references to this Agreement as amended by this Amendment. In the event that the Merger Agreement is terminated by the Company or the Parent in accordance with its terms, the provisions of paragraphs 1 through 9 of this Amendment shall be deemed repealed and deleted without any further action on the part of the Company or the Rights Agent.

11. Except as expressly amended hereby, the Rights Agreement remains in full force and effect in accordance with its terms.

12. This Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

13. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

14. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

15. The Company hereby certifies to the Rights Agent that this Amendment is in compliance with Section 27 of the Rights Agreement.

[SIGNATURE PAGE FOLLOWS]

3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Preferred Stock Rights Agreement to be duly executed as of the day and year first above written.

ISTA Pharmaceuticals, Inc. a Delaware corporation

By:
Name: Vicente Anido, Jr., Ph.D.
Title: President and CEO

COMPUTERSHARE TRUST COMPANY, N.A. as Rights Agent

By:
Name:
Title: